Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133444
$900,000,000

$500,000,000 5.250% Notes due 2010

$400,000,000 5.625% Notes due 2015

•	The exchange offer expires at 5:00 p.m., New York City time, on July 21, 2006, unless extended.

•	All outstanding old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer will be exchanged.

•	We will not receive any proceeds from the exchange offer.

•	The terms of the new notes to be issued are substantially identical to your old notes, except that the new notes will not have transfer restrictions, and you will not have registration rights.

•	The exchange offer is subject only to the conditions that the exchange offer will not violate any applicable law or any interpretation of applicable law by the staff of the Securities and Exchange Commission.

•	There is no established trading market for the new notes, and we do not intend to apply for listing of the new notes on any securities exchange.

•	All broker-dealers must comply with the registration and prospectus delivery requirements of the Securities Act of 1933. See “Plan of Distribution.”

For a discussion of important factors that you should consider before you participate in the exchange offer, see “Risk Factors” beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 21, 2006.

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IMPORTANT NOTICE TO READERS

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should assume that the information contained in this prospectus or in any report incorporated by reference in this prospectus is accurate only as of the date of this prospectus or the respective report, as the case may be.

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SUMMARY

This summary highlights selected information contained in greater detail elsewhere, or incorporated by reference, in this prospectus. As a result, it does not contain all of the information that you should consider before investing in our notes. You should read the entire prospectus carefully, including the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections, and the documents incorporated by reference in this prospectus. Unless noted or the context otherwise requires, references to “ProLogis”, “we”, “us” or “our” refer to ProLogis and its direct and indirect subsidiaries, including Catellus Development Corporation from the date of the merger.

ProLogis

We are a REIT that operates a global network of real estate properties, primarily industrial distribution properties. Our business strategy is designed to achieve long-term sustainable growth in cash flow and sustain a high level of return for our shareholders. We manage our business by utilizing the ProLogis Operating System®, an organizational structure and service delivery system that we built around our customers. When combined with our international network of distribution properties, the ProLogis Operating System enables us to meet our customers’ distribution space needs on a global basis. We believe that by integrating international scope and expertise with a strong local presence in our markets, we have become an attractive choice for our targeted customer base, the largest global users of distribution space.

We are organized under Maryland law and have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). Our world headquarters are located in Denver, Colorado. Our European headquarters are located in the Grand Duchy of Luxembourg with our European customer service headquarters located in Amsterdam, the Netherlands. Our regional offices in Asia are located in Tokyo, Japan and Shanghai, China.

SUMMARY OF THE EXCHANGE OFFER

The summary below describes the principal terms of the notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the New Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuer	ProLogis.

Old Notes	$500,000,000 aggregate principal amount of 5.250% Notes due 2010, and $400,000,000 aggregate principal amount of 5.625% Notes due 2015.

The old notes were issued in a transaction exempt from registration under the Securities Act. The form and terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions and registration rights provisions relating to the old notes do not apply to the new notes.

New Notes	We are offering to issue up to:

$500,000,000 aggregate principal amount of 5.250% Notes due 2010, and

$400,000,000 aggregate principal amount of 5.625% Notes due 2015, to satisfy our obligations under the registration rights agreement that we entered into when the old notes were issued in transactions in reliance upon the exemptions from registration provided by Rule 144A under the Securities Act.

Tenders, Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on July 21, 2006, unless extended in our sole and absolute discretion.

By tendering your old notes, you represent that:

• you are not an “affiliate,” as defined in Rule 405 under the Securities Act;

• any new notes you receive in the exchange offer are being acquired by you in the ordinary course of your business;

• at the time of commencement of the exchange offer, neither you nor, to your knowledge, anyone receiving new notes from you, has any arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the new notes in violation of the Securities Act;

• if you are not a participating broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the new notes, as defined in the Securities Act; and

• if you are a broker-dealer, you will receive the new notes for your own account in exchange for old notes that were acquired by you as a result of your market-making or other trading activities and that you will deliver a prospectus in connection with any resale of the new notes you receive. For further information regarding resales of the new notes by participating broker-dealers, see the discussion below under the heading “Plan of Distribution.”

Withdrawal; Non-Acceptance	You may withdraw any old notes tendered in the exchange offer at any time prior to 5:00 p.m., New York City time, on July 21, 2006. If we decide for any reason not to accept any old notes tendered for exchange, the old notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company, which we sometimes refer to in this prospectus as DTC, any withdrawn or unaccepted old notes will be credited to the tendering holder’s account at DTC. For further information regarding the withdrawal of tendered old notes, see the discussion below under the headings “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering Old Notes” and “The Exchange Offer — Withdrawal Rights.”

Conditions to the Exchange Offer	We are not required to accept for exchange or to issue new notes in exchange for any old notes and we may terminate or amend the exchange offer if any of the following events occur prior to our acceptance of the old notes:

• the exchange offer violates any applicable law or applicable interpretation of the staff of the Securities and Exchange Commission;

• an action or proceeding shall have been instituted or threatened in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offer;

• we do not receive all governmental approvals that we believe are necessary to consummate the exchange offer; or

• there has been proposed, adopted, or enacted any law, statute, rule or regulation that, in our reasonable judgment, would materially impair our ability to consummate the exchange offer.

• We may waive any of the above conditions in our reasonable discretion. All conditions to the exchange offer must be satisfied or waived prior to the expiration of the exchange offer. See the discussion below under the heading “The Exchange Offer — Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer.

Procedures for Tendering Old Notes	Unless you comply with the procedures described below under the heading “The Exchange Offer — Guaranteed Delivery Procedures,” you must do one of the following on or prior to the expiration or termination of the exchange offer to participate in the exchange offer:

• tender your old notes by sending the certificates for your old notes, in proper form for transfer, a properly completed and duly executed letter of transmittal, with any required signature guarantees, and all other documents required by the letter of transmittal, to U.S. Bank National Association, as exchange agent, at the address listed below under the heading “The Exchange Offer — Exchange Agent;” or

• tender your old notes by using the book-entry transfer procedures described below and transmitting a properly completed and duly executed letter of transmittal, with any required signature guarantees, or an agent’s message instead of the letter of transmittal, to the exchange agent. In order for a book-entry transfer to constitute a valid tender of your old notes in the exchange offer, U.S. Bank National Association, as exchange agent, must receive a confirmation of book- entry transfer of your old notes into the exchange agent’s account at DTC prior to the expiration or termination of the exchange offer. For more information regarding the use of book-entry transfer procedures, including a description of the required agent’s message, see the discussion below under the heading “The Exchange Offer — Book-Entry Transfers.”

Guaranteed Delivery Procedures	If you are a registered holder of old notes and wish to tender your old notes in the exchange offer, but

• the old notes are not immediately available;

• time will not permit your old notes or other required documents to reach the exchange agent before the expiration or termination of the exchange offer; or

• the procedure for book-entry transfer cannot be completed prior to the expiration or termination of the exchange offer; then you may tender old notes by following the procedures described below under the heading “The Exchange Offer — Guaranteed Delivery Procedures.”

Special Procedures for Beneficial Owners	If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should promptly contact the person in whose name the old notes are registered and instruct that person to tender on your behalf. If you wish to tender in the exchange offer on your behalf, prior to completing and executing the letter of transmittal and delivering your old notes, you must either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the person in whose name the old notes are registered.

Material United States Federal Income Tax Considerations	The exchange of the old notes for new notes in the exchange offer will not be a taxable transaction for United States federal income tax purposes. See the discussion below under the heading “Certain U.S. Federal Tax Considerations” for more information regarding the United States federal income tax consequences of the exchange offer to you. You should consult your own tax advisor as to the tax consequences of the exchange to you.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Exchange Agent	U.S. Bank National Association is serving as the exchange agent in connection with the exchange offer. You can find the address and telephone number of the exchange agent below under the heading “The Exchange Offer — Exchange Agent.”

Based on interpretations by the staff of the Securities and Exchange Commission, as set forth in no-action letters issued to third parties, we believe that the new notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

• you are acquiring the new notes in the ordinary course of your business;

• you are not a broker or dealer that purchased old notes from us to resell them in reliance on Rule 144A under the Securities Act or any other available exemption under the Securities Act;

• you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the new notes; and

• you are not an affiliate of ours.

If you are an affiliate of ours or are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the new notes:

• you cannot rely on the applicable interpretations of the staff of the Securities and Exchange Commission; and

• you must comply with the registration requirements of the Securities Act in connection with any resale transaction.

Each broker or dealer that receives new notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer, resale, or other transfer of the new notes issued in the exchange offer, including information with respect to any selling holder required by the Securities Act in connection with any resale of the new notes.

Furthermore, any broker-dealer that acquired any of its old notes directly from us:

• may not rely on the applicable interpretation of the staff of the Securities and Exchange Commission’s position contained in Exxon Capital Holdings Corp., Securities and Exchange Commission no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., Securities and Exchange Commission no-action letter (June 5, 1991) and Shearman & Sterling, Securities and Exchange Commission no-action letter (July 2, 1983); and

• must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction

Broker-Dealers	Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes which were received by such broker-dealer as a result of market-making activities or other trading activities. See the discussion below under the heading “Plan of Distribution” for more information.

Registration Rights	When we issued the old notes in November 2005, we entered into a registration rights agreement with the initial purchasers of the old notes. Under the terms of the registration rights agreement, we agreed to file with the Securities and Exchange Commission and cause to become effective a registration statement relating to an offer to exchange the old notes for the new notes.

A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

CONSEQUENCES OF NOT EXCHANGING OLD NOTES

If you do not exchange your old notes in the exchange offer, you will continue to be subject to the transfer restrictions described in the legend on the certificate for your old notes. In general, you may offer or sell your old notes only:

•	if they are registered under the Securities Act and applicable state securities laws;

•	if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

•	if they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

We do not intend to register the old notes under the Securities Act. For more information regarding the consequences of not tendering your old notes see the discussion below under the heading “The Exchange Offer-Consequences of Exchanging or Failing to Exchange Old Notes.”

SUMMARY DESCRIPTION OF THE NEW NOTES

The terms of the new notes and the old notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the old notes.

The new notes will bear interest from the most recent date to which interest has been paid on the old notes. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid. Old notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment in respect of interest on such old notes otherwise payable on any interest payment date which occurs on or after consummation of the exchange offer.

The New Notes

The following summary is not intended to be complete. For a more detailed description of the notes, see the discussion below under the heading “Description of the New Notes.”

Issuer	ProLogis

Notes Offered	$500,000,000 aggregate principal amount of 5.250% Notes due 2010, and

$400,000,000 aggregate principal amount of 5.625% Notes due 2015.

Maturity	For the 2010 Notes: November 15, 2010.

For the 2015 Notes: November 15, 2015.

Interest Rate	5.25% per year (for the notes due 2010).

5.625% per year (for the notes due 2015).

Interest Payment Dates	For the 2010 Notes and the 2015 Notes: semi-annually on May 15 and November 15 of each year, starting on November 15, 2006.

Optional Redemption	We may redeem prior to maturity the 2010 Notes or the 2015 Notes in whole at any time and in part from time to time, at our option, at a redemption price equal to the greater of

• 100% of the principal amount of the notes to be redeemed, and

• the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 15 basis points in the case of the 2010 Notes and 25 basis points in the case of the 2015 Notes, plus, in each case, accrued and unpaid interest to the date of redemption.

See “Description of the New Notes — Optional Redemption”.

Ranking	The notes will be our senior obligations which, together with our obligations under our global credit facility and certain of our other indebtedness, will be secured by a pledge of certain intercompany loans. The notes will be effectively subordinated to any of our debt that is secured by assets, other than the pledged intercompany loans, to the extent of the value of the assets securing such debt. In addition, except to the extent that the notes become entitled to the benefits of the sharing arrangements described in this prospectus under “Description of the New Notes — Ranking, Security and Sharing Arrangements”, the notes will be effectively subordinated to the debt and other liabilities, including trade payables, of our subsidiaries. The notes will be senior to all of our future subordinated debt, if any. See “Risk Factors — Risks Related to the notes — The notes are effectively subordinated to our debt that is secured by assets, other than the intercompany loans that are pledged to secure the notes, and to the liabilities of our subsidiaries”.

Sinking Fund	None.

Risk Factors	See “Risk Factor” beginning on page 10 for discussion of risk factors you should carefully consider before deciding to participate in the exchange offer.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF PROLOGIS

The following table presents ProLogis’ selected financial data for the five years ended December 31, 2005. The data for ProLogis for the five year period ended December 31, 2005 have been derived from an audited consolidated financial statements.

This information is only a summary. You should read it along with ProLogis’ historical financial statements and related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in ProLogis’ annual reports on Form 10-K. See the section of this document entitled “Where You Can Find More Information”.

	Three Months Ended March 31,		Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001

Consolidated Balance Sheet Data:
Total assets	$13,664,619	$7,439,389	$13,114,096	$7,097,799	$6,367,466	$5,911,380	$5,557,984
Total debt/long-term obligations and redeemable stock	$7,404,628	$4,111,891	$7,027,880	$3,763,961	$3,465,669	$3,131,978	$2,978,340
Cash dividends declared per common share	$0.40	$0.37	$1.48	$1.46	$1.44	$1.42	$1.38
Consolidated Statement of Earnings Data:
Total revenues	$580,779	$430,452	$1,868,041	$1,869,206	$1,473,289	$1,502,272	$1,244,098
Net earnings	$189,513	$61,428	$396,163	$232,795	$250,675	$248,881	$128,144
Net earnings per common share — basic:
Net earnings per common share from continuing operations	$0.64	$0.34	$1.44	$1.09	$1.14	$1.18	$0.45
Net earnings per common share	$0.75	$0.30	$1.82	$1.11	$1.18	$1.22	$0.50
Weighted average common shares outstanding — basic	244,282	186,154	203,337	182,226	179,245	177,813	172,755
Net earnings per common share — diluted:
Net earnings per common share from continuing operations	$0.62	$0.33	$1.39	$1.06	$1.12	$1.16	$0.44
Net earnings per common share	$0.72	$0.29	$1.76	$1.08	$1.16	$1.20	$0.49
Weighted average common shares outstanding — diluted	255,146	196,180	213,713	191,801	187,222	184,869	175,197

SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL AND OTHER DATA

The following unaudited pro forma condensed consolidated statement of operations data gives effect to the Catellus merger using the purchase method of accounting. The pro forma condensed consolidated statement of operations data gives effect to the Catellus merger as if it had occurred on January 1, 2005. The information is based upon the historical financial statements of ProLogis and Catellus. The information should be read in conjunction with those historical financial statements, the related notes and other information incorporated by reference in this prospectus. Certain items derived from ProLogis’ and Catellus’ historical financial statements have been reclassified to conform to the pro forma presentation.

The unaudited pro forma condensed consolidated statement of operations data is presented for illustrative purposes only and is not necessarily indicative of what the actual combined results of operations would have been had the Catellus merger been completed on the date described above, nor does it give effect to any transaction other than the Catellus merger. Accordingly, the pro forma condensed consolidated statement of operations data does not purport to be indicative of the results of operations as of the effective date of the Catellus merger, as of the date of this prospectus, any period ending at the effective date of the Catellus merger or as of any other future date or period. The foregoing matters could cause ProLogis’ pro forma results of operations, and ProLogis’ actual future results of operations, to differ materially from those presented in the unaudited pro forma condensed consolidated statement of operations data contained elsewhere in this prospectus. The following is a summary of certain pro forma data (in thousands, except per share data):

Year Ended
December 31,
2005

Pro Forma Condensed Consolidated Statement of Operations Data:
Total revenues	$2,156,385
Operating income	477,828
Earnings from continuing operations attributable to common shares	280,995
Earnings from continuing operations per common share — basic	1.16
Weighted average common shares outstanding — basic	242,715
Earnings from continuing operations per common share — diluted	1.13
Weighted average common shares outstanding — diluted	253,091

RISK FACTORS

You should carefully consider the risk factors discussed below as well as the other risk factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference in this prospectus. The risks discussed below and incorporated by reference, any of which could adversely affect our business, financial condition or results of operations, are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risks Related to the Exchange Offer

You may not be able to sell your old notes if you do not exchange them for new notes in the exchange offer.

If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to the restrictions on transfer as stated in the legend on the old notes. In general, you may not offer or sell the old notes unless they are:

•	registered under the Securities Act;

•	offered or sold pursuant to an exemption from the Securities Act and applicable state securities laws; or

•	offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

We do not currently anticipate that we will register the old notes under the Securities Act. In addition, holders who do not tender their old notes, except for certain instances involving the initial purchasers or holders of old notes who are not eligible to participate in the exchange offer or who do not receive freely transferable new notes pursuant to the exchange offer, will not have any further registration rights under the registration rights agreement or otherwise and will not have rights to receive additional interest.

The market for old notes may be significantly more limited after the exchange offer.

If old notes are tendered and accepted for exchange pursuant to the exchange offer, the trading market for old notes that remain outstanding may be significantly more limited. As a result, the liquidity of the old notes not tendered for exchange may be adversely affected. The extent of the market for old notes and the availability of price quotations will depend upon a number of factors, including the number of holders of old notes remaining outstanding and the interest of securities firms in maintaining a market in the old notes. An issue of securities with a similar outstanding market value available for trading, which is called the “float,” may command a lower price than would be comparable to an issue of securities with a greater float. As a result, the market price for old notes that are not exchanged in the exchange offer may be affected adversely as old notes exchanged pursuant to the exchange offer reduce the float. The reduced float also may make the trading price of the old notes that are not exchanged more volatile.

An active trading market may not develop for the new notes.

The new notes are new securities for which there is currently no market. We cannot assure you as to the liquidity of markets that may develop for the new notes, your ability to sell the new notes or the price at which you would be able to sell the new notes. If such markets were to exist, the new notes could trade at prices lower than their principal amount or purchase price depending on many factors, including prevailing interest rates and the markets for similar securities.

You must comply with certain procedural requirements in order to participate in the exchange offer.

Issuance of new notes in exchange for old notes pursuant to the exchange offer will be made only after timely receipt by the exchange agent of a properly completed and duly executed letter of transmittal, or an agent’s message in lieu thereof, including all other documents required by such letter of transmittal. Therefore, holders of old notes desiring to tender such old notes in exchange for new notes should allow sufficient time to ensure timely delivery. We and the exchange agent are under no duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange. Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See the discussion below under the headings “The Exchange Offer — Resales of the New Notes” and “Plan of Distribution” for more information.

Risks Related to the Notes

The notes are effectively subordinated to our debt that is secured by assets, other than the intercompany loans that are pledged to secure the notes, and to the liabilities of our subsidiaries.

Pursuant to various pledge agreements, ProLogis and certain of its subsidiaries have pledged specified intercompany loans to Bank of America, N.A., as collateral agent, for the benefit of the “Credit Parties” under and as defined in the Amended and Restated Security Agency Agreement dated as of October 6, 2005 (the “Security Agency Agreement”) among ProLogis, the collateral agent, Bank of America, N.A., as global administrative agent under ProLogis’ global senior credit facility, and various other creditors of ProLogis. The Credit Parties under the Security Agency Agreement include the holders of specified credit obligations of ProLogis, including, all obligations arising under ProLogis’ global credit facility, certain hedging obligations of ProLogis, other “Designated Senior Debt” specified therein, as well as any other senior debt of ProLogis designated from time to time by ProLogis as “Designated Senior Debt” in accordance with the Security Agency Agreement. The notes are included within the definition of “Designated Senior Debt” and holders of the notes are entitled to a pro rata share in the proceeds of the collateral granted under the pledge agreements.

The notes will be effectively subordinated to any of our debt that is secured by assets, other than the pledged intercompany loans, to the extent of the value of the assets securing such debt. In addition, except to the extent that the notes become entitled to the benefits of the sharing arrangements described below, the notes will be effectively subordinated to the debt and other liabilities, including trade payables, of our subsidiaries. As of March 31, 2006, the notes offered hereby would have ranked:

•	equally with approximately $5.4 billion of our debt secured equally and ratably by the pledged intercompany loans, which amount includes our guarantee of approximately $2.2 billion of debt of our subsidiaries;

•	effectively subordinated to approximately $378 million of our debt that is secured by assets, other than the pledged intercompany loans, to the extent of the value of the assets securing such secured debt; and

•	effectively subordinated to approximately $3.5 billion of debt of our subsidiaries, which includes the approximately $2.2 billion of debt of our subsidiaries that we have guaranteed and is subject to the sharing arrangements described below.

To the extent the notes become entitled to the benefits of the sharing arrangements described below, the notes will be entitled to share ratably in any recoveries received by the holders of the $2.2 billion of subsidiary debt subject to such arrangements, so as to effectively eliminate or mitigate the consequence of any structural subordination of the notes that might otherwise exist.

The Security Agency Agreement also provides that, upon the occurrence of a triggering event (which includes bankruptcy or insolvency events of ProLogis or any other borrower under its global credit facility, the acceleration of indebtedness under the global credit facility or other indebtedness in excess of $50 million and similar events), the Credit Parties will, subject to certain exceptions and limitations (including, in the case of the holders of the notes, the requirements set forth in the following paragraph), share payments and other recoveries received from ProLogis and its subsidiaries, to be applied toward the credit obligations held by such Credit Parties in such a manner that all Credit Parties receive payment of substantially the same percentage of their respective credit obligations. These sharing arrangements are intended to eliminate or mitigate structural subordination issues that otherwise might entitle some Credit Parties (such as Credit Parties that lend directly to a subsidiary of ProLogis or that have the benefit of guarantees from one or more subsidiaries of ProLogis) to recover a higher percentage of their credit obligations than other Credit Parties that do not have the benefit of such arrangements.

Within 45 days after a triggering event, the collateral agent will deliver a notice of such event to the trustee. As promptly as practicable, but in any event within 90 days after receiving any notice from the collateral agent with respect to the occurrence of a triggering event, the trustee will (x) forward such notice to the holders of the notes, (y) execute and deliver, on behalf of the holders, an acknowledgment entitling the holders to participate in the sharing arrangements described in the preceding paragraph and (z) take such further actions as a majority of the holders (voting as a single class) may request with respect thereto and with respect to any rights such holders or the trustee may have under the Security Agency Agreement; provided that, in the case of this clause (z), such holders shall have offered the trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. Upon delivery of such acknowledgment by the trustee, the holders of the notes will be entitled to participate in the sharing arrangements described in the preceding paragraph.

The Security Agency Agreement allows ProLogis to (i) designate other senior debt of ProLogis as Designated Senior Debt; (ii) specify which Credit Parties are entitled to vote on issues arising under the Security Agency Agreement (and the holders of the notes will be non-voting Credit Parties); and/or (iii) revoke its designation of the notes as Designated Senior Debt effective not less than 90 days after disclosing such revocation (in a footnote or otherwise) in a Form 10-Q or Form 10-K filed with the SEC. In the event that ProLogis elects to revoke its designation of the notes as Designated Senior Debt under the Security Agency Agreement, the holders of the notes will cease to be Credit Parties and will no longer be entitled to any benefit of the security and sharing arrangements contemplated by the Security Agency Agreement and the related pledge agreements. In addition, a majority of the voting Credit Parties under the Security Agency Agreement may elect (a) to release some or all of the collateral held pursuant to the Security Agency Agreement and/or (b) under certain circumstances, to defer payments to Credit Parties pursuant to the sharing arrangements either (i) generally for various reasons or (ii) specifically to certain holders of debt (including the holders of the notes) if the collateral agent or the voting Credit Parties determine, in their sole discretion, that such holders might receive more than their share of payments and other recoveries pursuant to the Security Agency Agreement. Without notice to or consent of the holders of the notes, the Security Agency Agreement may be amended by ProLogis, the collateral agent and a majority of the voting Credit Parties, even if such amendment is adverse to the interests of the holders of the notes.

The Security Agency Agreement provides that whenever the majority voting Credit Parties are granted and exercise the right to make decisions under the Security Agency Agreement, including decisions with respect to pledged collateral or how and when recoveries are shared, such decisions will be made in their sole and complete discretion. The voting Credit Parties have no obligation or duty (including implied obligations of reasonableness, good faith or fair dealing) to any holder of notes and have no obligation or duty to take into consideration the interests of the holders of the notes when taking any action or making any determination contemplated by the Security Agency Agreement. By accepting the benefits of the Security Agency Agreement, each holder of notes expressly waives and disclaims any claim or cause of action based upon any vote, decision or determination (including the giving or withholding of consent) made by the majority voting Credit Parties in accordance with the terms of the Security Agency Agreement. Bank of America, N.A., which acts as the collateral agent under the Security Agency Agreement and under the various pledge agreements, is also a voting Credit Party under the Security Agency Agreement and its interests in such capacity may conflict with the interests of the holders of the notes.

Notwithstanding any benefit to which a holder of notes may become entitled pursuant to the security and sharing arrangements referred to above, the notes will be effectively subordinated to (1) our indebtedness that is secured by collateral other than the intercompany loans referred to above, to the extent of the value of such collateral and (2) liabilities of our subsidiaries that are not subject to, or are owing to creditors not parties to, the sharing arrangements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The following statements are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995:

•	statements, including our possible or assumed future results of operations including any forecasts, projections and descriptions of anticipated cost savings or other synergies referred to in such statements, and any such statements incorporated by reference in this prospectus from documents filed with the SEC by us, including any statements contained in such documents or this prospectus regarding the development of, or possible or assumed future results of operations of, our businesses, the markets for our services and products, anticipated capital expenditures or competition;

•	any statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “seeks,” “estimates” or similar expressions; and

•	other statements contained or incorporated by reference into this prospectus regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date the statements were made.

Among the factors that could cause actual results to differ materially are: changes in general economic conditions in our markets that could adversely affect demand for our properties and the creditworthiness of our customers, changes in financial markets, interest rates and foreign currency exchange rates that could adversely affect our cost of capital, our ability to meet our financial needs and obligations and our results of operations, increased or unanticipated competition for distribution properties in our markets, the availability of private capital to us and geopolitical concerns and uncertainties, and the factors discussed under “Risk Factors” in this prospectus.

Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the new notes. In consideration for issuing the new notes contemplated in this prospectus, we will receive and retire outstanding notes in like principal amount, the form and terms of which are the same as the form and terms of the new notes, except as otherwise described in this prospectus

We used the net proceeds of the offering of the old notes to repay a portion of the borrowings under a term loan that we entered into on September 15, 2005. A portion of the borrowings under the term loan were used to fund the cash portion of the merger consideration in the Catellus Merger.

Prior to repayment we had approximately $1.5 billion outstanding under the term loan. Amounts repaid under the term loan may not be reborrowed. Affiliates of certain of the initial purchasers of the old notes were lenders under the term loan, with Bank of America, N.A., acting as administrative agent. Based on our public debt ratings at the time of repayment, interest on the term loan accrued at a rate per annum equal to (i) the London interbank offered rate plus a margin of 0.475% and a facility fee of 0.15%, or (ii) the higher of (a) the federal funds rate plus 0.5% and (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its “prime rate”. The term loan was scheduled to mature on September 14, 2006.

THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Old Notes

Subject to terms and conditions detailed in this prospectus, we will accept for exchange old notes that are properly tendered on or prior to the expiration date and not withdrawn as permitted below. When we refer to the term expiration date, we mean 5:00 p.m., New York City time, July 21, 2006. We may, however, in our sole discretion, extend the period of time that the exchange offer is open. The term expiration date means the latest time and date to which the exchange offer is extended.

As of the date of this prospectus, $900 million principal amount of old notes are outstanding. We are sending this prospectus, together with the letter of transmittal, to all holders of old notes of whom we are aware. We expressly reserve the right, at any time, to extend the period of time that the exchange offer is open, and delay acceptance for exchange of any old notes, by giving oral or written notice of an extension to the holders of old notes as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

The new notes will evidence the same continuing indebtedness as the old notes and the exchange will take place without novation.

Old notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.

We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes, upon the occurrence of any of the conditions of the exchange offer specified under “— Conditions to the Exchange Offer.” We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. In the case of any extension, we will issue a notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Procedures for Tendering Old Notes

Your tender to us of old notes as set forth below and our acceptance of the old notes will constitute a binding agreement between us and you upon the terms and subject to the conditions detailed in this prospectus and in the accompanying letter of transmittal. Except as set forth below, to tender old notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal or, in the case of a book-entry transfer, an agent’s message in place of the letter of transmittal, to U.S. Bank National Association, as exchange agent, at the address set forth below under “— Exchange Agent” on or prior to the expiration date. In addition, either:

•	certificates for old notes must be received by the exchange agent along with the letter of transmittal, or

•	a timely confirmation of a book-entry transfer, which we refer to in this prospectus as a “book-entry confirmation,” of old notes, if this procedure is available, into the exchange agent’s account at DTC pursuant to the procedure for book-entry transfer (described below) must be received by the exchange agent, prior to the expiration date, with the letter of transmittal or an agent’s message in place of the letter of transmittal, or the holder must comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant.

The method of delivery of old notes, letters of transmittal and all other required documents is at your election and risk. If delivery is by mail, it is recommended that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letter of transmittal or old notes should be sent to us.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed unless the old notes surrendered for exchange are tendered:

•	by a holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an eligible institution, as defined below.

In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, these guarantees must be by a firm which is a member of the Securities Transfer Agent Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Program. We refer to those entities as eligible institutions. If old notes are registered in the name of a person other than the signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as we or the exchange agent determine in our sole discretion, duly executed by the registered holders with the signature thereon guaranteed by an eligible institution.

We or the exchange agent in our sole discretion will make a final and binding determination on all questions as to the validity, form, eligibility, including time of receipt, and acceptance of old notes tendered for exchange. We reserve the absolute right to reject any and all tenders of any particular old note not properly tendered or to not accept any particular old note which acceptance might, in our judgment or our counsel’s, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old note either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. If we exercise the foregoing right to waive a condition of the exchange offer for one security holder, we will waive such condition for all security holders. Our or the exchange agent’s interpretation of the terms and conditions of the exchange offer as to any particular old note either before or after the expiration date, including the letter of transmittal and its instructions, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within a reasonable period of time, as we determine. We are not, nor is the exchange agent or any other person, under any duty to notify you of any defect or irregularity with respect to your tender of old notes for exchange, and no one will be liable for failing to provide notification. With respect to each security holder, all conditions to the exchange offer must be satisfied or waived prior to the expiration of the exchange offer before we will issue new notes to such security holder.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, these old notes must be endorsed or accompanied by powers of attorney signed exactly as the name(s) of the registered holder(s) that appear on the old notes.

If the letter of transmittal or any old notes or powers of attorneys are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us or the exchange agent, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

By tendering old notes, you represent to us that, among other things:

•	the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving these new notes, whether or not that person is the holder; and

•	neither the holder nor the other person has any arrangement or understanding with any person, to participate in the distribution of the new notes.

In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent to us that the holder is not engaged in or does not intend to engage in a distribution of new notes.

If you are our “affiliate,” as defined under Rule 405 under the Securities Act, and engage in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of new notes to be acquired pursuant to the exchange offer, you or that other person:

•	can not rely on the applicable interpretations of the staff of the Securities and Exchange Commission; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of these new notes. See “Plan of Distribution.” The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will promptly accept after the expiration date all old notes properly tendered and will promptly issue the new notes after the expiration of the exchange offer. The conditions to the exchange offer must be satisfied or waived prior to the expiration of the exchange offer. See “— Conditions to the Exchange Offer.” For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange if and when we give oral, confirmed in writing, or written notice to the exchange agent. The holder of each old note accepted for exchange will receive a new note in the amount equal to the surrendered old note. Accordingly, registered holders of new notes on the record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date that interest has been paid on the old notes. Holders of new notes will not receive any payment of accrued interest on old notes otherwise payable on any interest payment date, if the record date occurs on or after the consummation of the exchange offer.

In all cases, issuance of new notes for old notes that are accepted for exchange will only be made after timely receipt by the exchange agent of:

•	certificates for old notes or a timely book-entry confirmation of these old notes into the exchange agent’s account at DTC;

•	a properly completed and duly executed letter of transmittal or an agent’s message in its place; and

•	all other required documents.

If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged old notes will be returned without expense to the tendering holder, or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry procedures, described below the non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfers

For purposes of the exchange offer, the exchange agent will request that an account be established for the old notes at DTC within two business days after the date of this prospectus, unless the exchange agent already has established an account with DTC suitable for the exchange offer. Any financial institution that is a participant in DTC may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile copy of the letter or an agent’s message in place of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth under the heading “— Exchange Agent” on or prior to the expiration date, otherwise, the guaranteed delivery procedures described below must be followed.

Guaranteed Delivery Procedures

If you desire to tender your old notes and your old notes are not immediately available, or time will not permit your old notes or other required documents to reach the exchange agent before the expiration date, a tender may be effected if:

•	prior to the expiration date, the exchange agent received from an eligible institution a notice of guaranteed delivery, substantially in the form we provide, by telegram, telex, facsimile transmission, mail or hand delivery, setting forth your name and address, the amount of old notes tendered, stating that the tender is being made and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile of the letter or agent’s message in place of the letter, with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by an eligible institution with the exchange agent, and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile of the letter or agent’s message in place of the letter, with any required signature guarantees and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

You may withdraw your tender of old notes at any time prior to the expiration date. To be effective, a written notice of withdrawal must be received by the exchange agent at the address set forth under the heading “— Exchange Agent.” This notice must specify:

•	the name of the person that tendered the old notes to be withdrawn;

•	the old notes to be withdrawn, including the principal amount of the old notes; and

•	where certificates for old notes have been transmitted, the name in which the old notes are registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the holder is an eligible institution. If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.

We or the exchange agent will make a final and binding determination on all questions regarding the validity, form and eligibility, including time of receipt, of notices. Any old notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes tendered for exchange but not exchanged for any reason will be returned to the holder without cost to the holder, or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described above, the old notes will be credited to an account maintained with DTC for the old notes, promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under the heading “— Procedures for Tendering Old Notes” above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue new notes in exchange for any old notes and may terminate or amend the exchange offer, if any of the following events occur prior to acceptance of the old notes:

•	the exchange offer violates any applicable law or applicable interpretation of the staff of the Securities and Exchange Commission;

•	an action or proceeding shall have been instituted or threatened in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offer;

•	we shall not have received all governmental approvals that we deem necessary to consummate the exchange offer; or

•	there has been proposed, adopted, or enacted any law, statute, rule or regulation that, in our reasonable judgment, would materially impair our ability to consummate the exchange offer.

Conditions to the exchange offer must be satisfied or waived prior to the expiration date of the exchange offer.

The conditions stated above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part at any time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and each right will be deemed an ongoing right that we may assert at any time.

In addition, we will not accept for exchange any old notes tendered, and we will not issue any new notes if at the time of exchange any stop order is threatened or in effect with respect to the registration statement, of which this prospectus constitutes a part, or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

We have appointed U.S. Bank National Association as the exchange agent for the exchange offer. You should direct all executed letters of transmittal to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By overnight courier, registered/certified mail and by hand:

U.S. Bank West Side Flats Operations Center
60 Livingston Avenue
St Paul, MN 55107
Mail Station -EP-MN-WS2N

Attention: Corporate Trust Services

Facsimile transmission:

Telecopier No.: 651-495-8158
Attention: Joyce J. Terry
Fax cover sheets should include a call back telephone number and request a call back, upon receipt.

Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

The principal solicitation is being made by mail by U.S. Bank National Association, as exchange agent. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services and pay other registration expenses, including fees and expenses of the trustee under the indenture relating to the new notes, filing fees, blue sky fees and printing and distribution expenses. We estimate these expenses to be approximately $4,000 in the aggregate. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

Additional solicitation may be made by telephone, facsimile or in person by our and our affiliates’ officers and regular employees and by persons so engaged by the exchange agent.

Accounting Treatment

We will record the new notes at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the new notes.

Transfer Taxes

You will not be obligated to pay any transfer taxes in connection with the tender of old notes in the exchange offer unless you instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer tax.

Consequences of Exchanging or Failing to Exchange Old Notes

If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to the provisions of the indenture regarding transfer and exchange of the old notes and the restrictions on transfer of the old notes described in the legend on your certificates. These transfer restrictions are required because the old notes were issued under an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the old notes may not be offered or sold unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the old notes under the Securities Act.

Under existing interpretations of the Securities Act by the Securities and Exchange Commission’s staff contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the new notes would generally be freely transferable by holders after the exchange offer without further registration under the Securities Act, subject to representations required to be made by each holder of new notes, as set forth below. However, any purchaser of new notes who is one of our “affiliates,” as defined in Rule 405 under the Securities Act, or who intends to participate in the exchange offer for the purpose of distributing the new notes:

•	will not be able to rely on the interpretation of the Securities and Exchange Commission’s staff;

•	will not be able to tender its old notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the new notes unless the sale or transfer is made pursuant to an exemption from the requirements. See “Plan of Distribution.”

We do not intend to seek our own interpretation regarding the exchange offer and we cannot assure you that the Securities and Exchange Commission’s staff would make a similar determination with respect to the new notes as it has in other interpretations to other parties, although we have no reason to believe otherwise.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

Resales of the New Notes

We are making the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter. Although there has been no indication of any change in the staff’s position, we cannot assure you that the staff of the Securities and Exchange Commission would make a similar determination with respect to the exchange offer as it has in its interpretive letters to third parties. Based on these interpretations by the staff, and except as provided below, we believe that new notes may be offered for resale, resold and otherwise transferred by a holder who participates in the exchange offer and is not a broker-dealer without further compliance with the registration and prospectus delivery provisions of the Securities Act. In order to receive new notes that are freely tradeable, a holder must acquire the new notes in the ordinary course of its business and may not participate, or have any arrangement or understanding with any person to participate, in the distribution, within the meaning of the Securities Act, of the new notes. Holders wishing to participate in the exchange offer must make the representations described above under the heading “— Procedures for Tendering Old Notes” above.

Any holder of old notes:

•	who is our “affiliate,” as defined in Rule 405 under the Securities Act;

•	who did not acquire the new notes in the ordinary course of its business;

•	who is a broker-dealer that purchased old notes from us to resell them under Rule 144A of the Securities Act or any other available exemption under the Securities Act; or

•	who intends to participate in the exchange offer for the purpose of distributing, within the meaning of the Securities Act, new notes;

will be subject to separate restrictions. Each holder in any of the above categories:

•	will not be able to rely on the interpretations of the staff of the Securities Act in the above-mentioned interpretive letters;

•	will not be permitted or entitled to tender old notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of old notes, unless the sale is made under an exemption from such requirements.

In addition, if you are a broker-dealer holding old notes acquired for your own account, then you may be deemed a statutory “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of your new notes. Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it acquired the old notes for its own account as a result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those new notes. The letter of transmittal states that, by making the above acknowledgment and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Based on the position taken by the staff of the Securities and Exchange Commission in the interpretive letters referred to above, we believe that “participating broker-dealers,” or broker-dealers that acquired old notes for their own accounts, as a result of market-making or other trading activities, may fulfill their prospectus delivery requirements with respect to the new notes received upon exchange of old notes, other than old notes that represent an unsold allotment from the original sale of the old notes, with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of the new notes. Accordingly, this prospectus, as it may be amended or supplemented, may be used by a participating broker-dealer during the period referred to below in connection with resales of new notes received in exchange for old notes where the old notes were acquired by the participating broker-dealer for its own account as a result of market-making or other trading activities. Subject to the provisions of the registration rights agreement, we have agreed that this prospectus may be used by a participating broker-dealer in connection with resales of the new notes. See “Plan of Distribution.” However, a participating broker-dealer that intends to use this prospectus in connection with the resale of new notes received in exchange for old notes pursuant to the exchange offer must notify us, or cause us to be notified, on or before the expiration date of the exchange offer, that it is a participating broker-dealer. This notice may be given in the space provided for that purpose in the letter of transmittal or may be delivered to the exchange agent at the address set forth under “The Exchange Agent.” Any participating broker-dealer that is our “affiliate” may not rely on these interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each participating broker-dealer that tenders old notes pursuant to the exchange offer will be deemed to have agreed, by execution of the letter of transmittal, that upon receipt of notice from us of the occurrence of any event or the discovery of any fact that makes any statement contained in this prospectus untrue in any material respect or that causes this prospectus to omit to state a material fact necessary in order to make the statements contained in this prospectus, in light of the circumstances under which they were made, not misleading or of the occurrence of other events specified in the registration rights agreement, the participating broker-dealer will suspend the sale of new notes pursuant to this prospectus until we have amended or supplemented this prospectus to correct the misstatement or omission and have furnished copies of the amended or supplemented prospectus to the participating broker-dealer or we have given notice that the sale of the new notes may be resumed, as the case may be.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2006 (in thousands) on an actual basis. As the offering of the old notes took place prior to March 31, 2006, pro forma capitalization is therefore not presented. This table should be read in conjunction with “Use of Proceeds” included on page 13 of this prospectus, and our consolidated financial statements and the notes thereto incorporated by reference into this prospectus.

Actual

Debt:
Unsecured Lines of credit and short-term borrowings	$1,835,643
Senior notes	3,589,137
Secured debt and assessment bonds	1,629,848

Total debt	7,054,628
Minority interest	53,546
Shareholders equity:
Series C preferred shares at stated liquidation preference of $50.00 per share; $0.01 par value; 2,000,000 shares issued and outstanding	100,000
Series F preferred shares at stated liquidation preference of $25.00 per share; $0.01 par value; 5,000,000 shares issued and outstanding	125,000
Series G preferred shares at stated liquidation preference of $25.00 per share; $0.01 par value; 5,000,000 shares issued and outstanding	125,000
Common Shares; $0.01 par value; 244,817,298 shares issued and outstanding	2,448
Additional paid-in capital	5,618,632
Accumulated other comprehensive income	144,693
Distributions in excess of net earnings	(534,531)

Total shareholders’ equity	5,581,242

Total capitalization	$12,689,416

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On June 5, 2005, ProLogis and Catellus agreed to combine their businesses by merging Catellus with and into Palmtree Acquisition Corporation, a subsidiary of ProLogis.

In the Catellus merger, each Catellus stockholder had the right to elect to receive either 0.822 of a ProLogis common share or $33.81 in cash, without interest, for each share of Catellus common stock that the stockholder owned immediately prior to the effective time of the Catellus merger. Catellus stockholder elections were reallocated and prorated to fix the aggregate cash consideration paid by ProLogis pursuant to the Catellus merger agreement at $1.255 billion, which means that the total merger consideration (regardless of what form of consideration Catellus stockholders may elect to receive) consisted of about 65% ProLogis common shares and about 35% cash. The Catellus merger is being accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations”.

The accompanying unaudited pro forma condensed consolidated financial statements have been prepared based on certain pro forma adjustments to the historical consolidated financial statements of ProLogis for the year ended December 31, 2005. The historical consolidated financial statements of ProLogis for such period are contained in our annual report on Form 10-K for the year ended December 31, 2005 and incorporated by reference in this prospectus. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with, and are qualified in their entirety by, the notes thereto and the historical consolidated financial statements of both ProLogis and Catellus, including the respective notes thereto, which are incorporated by reference in this prospectus.

The unaudited pro forma condensed consolidated financial statements do not purport to be indicative of the financial position or results of operations that would actually have been achieved had the Catellus merger occurred on the date indicated or which may be achieved in the future.

In the opinion of our management, all significant adjustments necessary to reflect the effects of the Catellus merger that can be factually supported within the SEC regulations covering the preparation of pro forma financial statements have been made. The pro forma adjustments and the purchase price allocation as presented are based on estimates and certain information that is currently available to our management. Such pro forma adjustments and the purchase price allocation could change as additional information becomes available, as estimates are refined or as additional events occur. Our management does not anticipate that there will be any significant changes in the total purchase price as presented in these unaudited pro forma condensed consolidated statement of operations.

ProLogis

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the year ended December 31, 2005

	ProLogis	Catellus	Pro Forma		ProLogis
	Historical(A)	Historical(B)	Adjustments		Pro Forma
	(In thousands, except per share data)

Revenues:
Rental income	$635,186	$204,761	$(195	)(C)	$839,752
CDFS dispositions proceeds	1,140,457	77,874	(7,195	)(D)	1,211,136
Property management and other fees and incentives	66,934	—	—		66,934
Development management and other income	25,464	13,099	—		38,563

Total revenues	1,868,041	295,734	(7,390)		2,156,385

Expenses:
Rental expenses	176,119	55,978	2,833	(C)	234,930
Cost of CDFS dispositions	917,782	48,824	14,927	(D)	981,533
General and administrative	107,164	40,861	—	(E)	148,025
Depreciation and amortization	199,377	48,461	40,907	(F)	288,745
Merger integration expenses	12,152	—	—		12,152
Relocation expenses	4,451	—	—		4,451
Other expenses	8,633	88	—		8,721

Total expenses	1,425,678	194,212	58,667		1,678,557

Operating income	442,363	101,522	(66,057)		477,828
Other income (expense):
Earnings from unconsolidated property funds	46,078	—	—		46,078
Earnings (losses) from CDFS joint ventures and other unconsolidated investees	6,421	21,065	(7,463	)(G)	20,023
Interest expense	(178,369)	(43,423)	(34,867	)(H)	(256,659)
Interest income and other income	17,505	24,961	(1,679	)(I)	40,787

Total other income (expense)	(108,365)	2,603	(44,009)		(149,771)

Earnings before minority interest	333,998	104,125	(110,066)		328,057
Minority interest	5,243	—	—		5,243

Earnings before certain net gains	328,755	104,125	(110,066)		322,814
Gains recognized on dispositions of certain non-CDFS business assets, net	—	20	(20	)(D)	—
Foreign currency exchange gains, net	15,979	—	—		15,979

Earnings before income taxes	344,734	104,145	(110,086)		338,793
Income taxes	26,892	7,470	(1,980	)(J)	32,382

Earnings from continuing operations	317,842	96,675	(108,106)		306,411
Less preferred share dividends	25,416	—	—		25,416

Earnings from continuing operations attributable to common shares	$292,426	$96,675	$(108,106)		$280,995

Weighted average common shares outstanding — Basic	203,337	103,872	39,378	(K)	242,715

Weighted average common shares outstanding — Diluted	213,713	105,839	39,378	(K)	253,091

Earnings from continuing operations per common share — Basic	$1.44	$0.93			$1.16

Earnings from continuing operations per common share — Diluted	$1.39	$0.91			$1.13

Prologis

Notes To Unaudited Pro Forma Condensed Consolidated Statement of Operations

(A)	ProLogis’ historical condensed consolidated statement of operations includes the operations of the combined company for the period from September 15, 2005 to December 31, 2005. ProLogis’ audited consolidated financial statements for the year ended December 31, 2005 were included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006.

(B)	Represents Catellus’ historical condensed consolidated statement of operations for the period from January 1, 2005 to September 14, 2005. The balances have been reclassified to conform to ProLogis’ financial statement presentation.

(C)	Rental income and rental expenses are adjusted to: (i) remove Catellus’ historical straight-line rent adjustment; (ii) recognize the total minimum lease payments provided under the acquired leases on a straight-line basis over the remaining term from the assumed date of the Catellus Merger; (iii) include amortization of the asset and liability created at the assumed merger date associated with acquired leases where the net present value was assumed to be favorable or unfavorable to relative estimated market rates at the assumed date of the Catellus Merger; and (iv) increase real estate tax expense based on the expected revaluation of certain operating properties as a result of the Catellus Merger.

(D)	Represents adjustments to: (i) the deferred revenues recognized by Catellus that would not have been recognized had the Catellus Merger occurred as of the assumed merger date and (ii) the costs recognized by Catellus associated with asset dispositions to reflect those costs at the higher basis of the assets disposed of that resulted from the purchase price allocation performed as of the assumed merger date.

(E)	Management of ProLogis expects that the merger will create operational and general and administrative cost savings, including property management costs, costs associated with corporate administrative functions and executive compensation. There can be no assurance that ProLogis will be successful in achieving these anticipated costs savings. No estimate of these expected future cost savings has been included in the unaudited pro forma condensed consolidated statement of operations. Such adjustments cannot be factually supported in accordance with the Securities and Exchange Commission regulations governing the preparation of pro forma financial statements until such time as the operations of the two companies have been fully integrated.

(F)	Represents the increase in real estate depreciation expense as a result of the step-up in basis to record Catellus’ real estate at the estimated fair value at the assumed merger date and the increase in amortization expense related to intangible assets associated with acquired leases that were recognized under purchase accounting. Allocations of the step up to fair value were estimated between depreciable and non-depreciable components based on the asset type and market conditions. An estimated useful life of 30 years was assumed to compute the adjustment to real estate depreciation. For assets and liabilities associated with the value of in place leases, an average remaining lease term of five years was used to compute amortization expense.

(G)	As of the assumed merger date, Catellus’ investments in operating joint ventures and development joint ventures were recorded at fair value. The equity in earnings that Catellus recognized from these joint ventures has been adjusted to reflect the impact that these fair value adjustments would have on the earnings of the joint venture, primarily increases in depreciation expense (see Note F) and decreases in net gains recognized (see Note D).

(H)	Represents adjustments to interest expense as follows: (i) a decrease in interest expense resulting from the amortization of the premium recognized at the assumed merger date to adjust the Catellus secured debt that was assumed by ProLogis to fair value; (ii) an increase in interest expense associated with new debt issued in the Catellus Merger and other interest bearing liabilities that were assumed; (iii) the elimination of the historical amortization expenses associated with debt issuance costs; (iv) an increase in interest expense resulting from the amortization of debt issuance costs associated with the new debt issued in the Catellus Merger; and (v) a net increase in interest capitalized due to the increase in the balance of qualifying expenditures due to the step up to fair value resulting from the purchase price allocation, partially offset by the impact of ProLogis’ lower average interest rate.

The pro forma increase in interest expense as a result of the assumed issuance of new debt in the Catellus Merger is calculated on the market rates that management believes would have been available to ProLogis for the senior notes, lines of credit and short-term borrowings assumed to have been issued. Each 1/8% of 1% increase in the annual interest rate assumed with respect to the debt will increase the pro forma interest expense by $1.2 million for the year ended December 31, 2005.

(I)	Other income has been reduced as a result of the purchase price allocation which adjusted an asset balance reducing the interest component of the income stream.

(J)	Adjustment to recognize: (i) the deferred income tax effect of certain of the pro forma adjustments, primarily the adjustments to net gains from dispositions (see Note D) and adjustments to equity in earnings (see Note G) and (ii) to adjust the current income tax accrual based on additional information available after September 15, 2005.

(K)	The pro forma weighted average common shares outstanding are the historical weighted average shares of ProLogis for the year ended December 31, 2005, adjusted for the weighted average effect of the assumed issuance of approximately 55.9 million ProLogis common shares as of the January 1, 2005, the assumed date of the Catellus Merger. The common shares assumed to be issued are computed by applying the terms of the Catellus Merger to the actual Catellus weighted average common shares for the year.

DESCRIPTION OF THE NEW NOTES

General

Each of the 2010 Notes and the 2015 Notes constitute a separate series of debt securities to be issued pursuant to an Indenture, dated as of March 1, 1995 (the “Original Indenture”), between us and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company), as trustee. The Original Indenture has been supplemented by a First Supplemental Indenture dated February 9, 2005, a Second Supplemental Indenture dated November 2, 2005 and a Third Supplemental Indenture dated November 2, 2005. We collectively refer to the Original Indenture as amended and supplemented by the First Supplemental Indenture, Second Supplemental Indenture and Third Supplemental Indenture as the “Indenture”. The terms of the notes include those provisions contained in the Indenture, portions of which are described below, and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. The notes are subject to all of these terms, and holders of notes are referred to the Indenture and the Trust Indenture Act for a statement of those terms. As of December 31, 2005, we had $2.18 billion aggregate principal amount of debt securities outstanding under the Indenture.

The Indenture has been filed as an exhibit to certain of the documents incorporated by reference in this prospectus and is available for inspection at the corporate trust office of the trustee at Corporate Trust Services, 100 Wall Street, Suite 1600, New York, New York 10005 or as described below under “Where You Can Find More Information”. The Indenture is subject to, and governed by, the Trust Indenture Act. The statements made in this section of the prospectus relating to the Indenture and the notes are summaries of some provisions of the Indenture and do not purport to be complete. The statements are subject to and are qualified in their entirety by reference to all the provisions of the Indenture and the notes. As used in this section, “Description of the New Notes”, the terms “we”, “our”, and “us” refer to ProLogis and not to any of its subsidiaries.

The 2010 Notes will initially be limited to $500 million aggregate principal amount and the 2015 Notes will initially be limited to $400 million aggregate principal amount. We may in the future, without the consent of holders of the notes, issue additional notes of either series on the same terms and conditions and with the same CUSIP number as the notes being offered hereby. The notes of each series and any additional notes at any time of such series subsequently issued under the Indenture would be treated as a single series for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

The Indenture permits us to issue different series of debt securities from time to time. Each of the series of notes we are offering will be a single, distinct series of debt securities. All of the terms of each series of notes we are offering by means of this prospectus are identical except for the interest rate and stated maturity. The specific terms of each other series may differ from those of the notes. The Indenture does not limit the aggregate amount of debt securities that may be issued under the Indenture, nor does it limit the number of other series or the aggregate amount of any particular series. When we refer to a “series of debt securities”, we mean a series of debt securities, such as each of the series of notes we are offering by means of this prospectus, issued under the Indenture. When we refer to “the notes”, “these notes” or “each series of notes”, we mean each series of notes we are offering by means of this prospectus.

Except as set forth below under “Limitations on Incurrence of Debt” and “Debt Covenants Contained in the Second Supplemental Indenture”, the Indenture does not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of the notes protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control.

The notes will be issued only in fully registered form in minimum denominations of $2,000 and integral multiples of $1,000.

Principal and Interest

The 2010 Notes will bear interest at the rate of 5.250% per year and will mature on November 15, 2010. The 2015 Notes will bear interest at the rate of 5.625% per year and will mature on November 15, 2015. Interest on the notes will be payable semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2006, to the persons in whose names the notes are registered in the security register on the preceding

May 1 or November 1, whether or not a business day, as the case may be (each such date being a “regular record date”). Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. The notes will bear interest from the most recent date to which interest has been paid on the old notes. Accordingly, registered holders of notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid. Old notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment in respect of accrued interest on such old notes otherwise payable on any interest payment date, the record date for which occurs on or after consummation of the exchange offer.

If any interest payment date or the maturity date of either series of notes falls on a day that is not a business day, the required payment shall be made on the next business day as if it were made on the date the payment was due and no interest shall accrue on the amount so payable for the period from and after the interest payment date or the maturity date, as the case may be, until the next business day. A business day means any day, other than a Saturday or Sunday, or legal holidays on which banks in The City of New York or Boston are not required or authorized by law or executive order to be closed.

Ranking; Security and Sharing Arrangements

Pursuant to various pledge agreements, ProLogis and certain of its subsidiaries have pledged specified intercompany loans to Bank of America, N.A., as collateral agent, for the benefit of the “Credit Parties” under and as defined in the Security Agency Agreement. The Credit Parties under the Security Agency Agreement include the holders of specified credit obligations of ProLogis, including, all obligations arising under ProLogis’ global credit facility, certain hedging obligations of ProLogis, other “Designated Senior Debt” specified therein, as well as any other senior debt of ProLogis designated from time to time by ProLogis as “Designated Senior Debt” in accordance with the Security Agency Agreement. The notes are included within the definition of “Designated Senior Debt” and holders of the notes are entitled to a pro rata share in the proceeds of the collateral granted under the pledge agreements.

The notes will be effectively subordinated to any of our debt that is secured by assets, other than the pledged intercompany loans, to the extent of the value of the assets securing such debt. In addition, except to the extent that the notes become entitled to the benefits of the sharing arrangements described below, the notes will be effectively subordinated to the debt and other liabilities, including trade payables, of our subsidiaries. As of March 31, 2006, the notes offered hereby would have ranked:

•	equally with approximately $5.4 billion of our debt secured equally and ratably by the pledged intercompany loans, which amount includes our guarantee of approximately $2.2 billion of debt of our subsidiaries;

•	effectively subordinated to approximately $378 million of our debt that is secured by assets, other than the pledged intercompany loans, to the extent of the value of the assets securing such secured debt; and

•	effectively subordinated to approximately $3.5 billion of debt of our subsidiaries, which includes the approximately $2.2 billion of debt of our subsidiaries that we have guaranteed and is subject to the sharing arrangements described below.

To the extent the notes become entitled to the benefits of the sharing arrangements described below, the notes will be entitled to share ratably in any recoveries received by the holders of the $2.2 billion of subsidiary debt subject to such arrangements, so as to effectively eliminate or mitigate the consequence of any structural subordination of the notes that might otherwise exist.

The Security Agency Agreement also provides that, upon the occurrence of a triggering event (which includes bankruptcy or insolvency events of ProLogis or any other borrower under its global credit facility, the acceleration of indebtedness under the global credit facility or other indebtedness in excess of $50 million and similar events), the Credit Parties will, subject to certain exceptions and limitations (including, in the case of the holders of the notes, the requirements set forth in the following paragraph), share payments and other recoveries received from ProLogis and its subsidiaries to be applied toward the credit obligations held by such Credit Parties in such a manner that all Credit Parties receive payment of substantially the same percentage of their respective credit obligations.

These sharing arrangements are intended to eliminate or mitigate structural subordination issues that otherwise might entitle some Credit Parties (such as Credit Parties that lend directly to a subsidiary of ProLogis or that have the benefit of guarantees from one or more subsidiaries of ProLogis) to recover a higher percentage of their credit obligations than other Credit Parties that do not have the benefit of such arrangements.

Within 45 days after a triggering event, the collateral agent will deliver a notice of such event to the trustee. As promptly as practicable, but in any event within 90 days after receiving any notice from the collateral agent with respect to the occurrence of a triggering event, the trustee will (x) forward such notice to holders of the notes, (y) execute and deliver, on behalf of the holders, an acknowledgment entitling the holders to participate in the sharing arrangements described in the preceding paragraph and (z) take such further actions as a majority of the holders (voting as a single class) may request with respect thereto and with respect to any rights such holders or the trustee may have under the Security Agency Agreement; provided that, in the case of this clause (z), such holders shall have offered the trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. Upon delivery of such acknowledgement by the trustee, the holders of the notes will be entitled to participate in the sharing arrangements described above.

The Security Agency Agreement allows ProLogis to (i) designate other senior debt of ProLogis as Designated Senior Debt; (ii) specify which Credit Parties are entitled to vote on issues arising under the Security Agency Agreement (and the holders of the notes will be non-voting Credit Parties); and/or (iii) revoke its designation of the notes as Designated Senior Debt effective not less than 90 days after disclosing such revocation (in a footnote or otherwise) in a Form 10-Q or Form 10-K filed with the SEC. In the event that ProLogis elects to revoke its designation of the notes as Designated Senior Debt under the Security Agency Agreement, the holders of the notes will cease to be Credit Parties and will no longer be entitled to any benefit of the security and sharing arrangements contemplated by the Security Agency Agreement and the related pledge agreements. In addition, a majority of the voting Credit Parties under the Security Agency Agreement may elect (a) to release some or all of the collateral held pursuant to the Security Agency Agreement and/or (b) under certain circumstances, to defer payments to Credit Parties pursuant to the sharing arrangements either (i) generally for various reasons or (ii) specifically to certain holders of debt (including the holders of the notes) if the collateral agent or the voting Credit Parties determine, in their sole discretion, that such holders might receive more than their share of payments and other recoveries pursuant to the Security Agency Agreement. Without notice to or consent of the holders of the notes, the Security Agency Agreement may be amended by ProLogis, the collateral agent and a majority of the voting Credit Parties, even if such amendment is adverse to the interests of the holders of the notes.

The Security Agency Agreement provides that whenever the majority voting Credit Parties are granted and exercise the right to make decisions under the Security Agency Agreement, including decisions with respect to pledged collateral or how and when recoveries are shared, such decisions will be made in their sole and complete discretion. The voting Credit Parties will have no obligation or duty (including implied obligations of reasonableness, good faith or fair dealing) to any holder of notes and have no obligation or duty to take into consideration the interests of the holders of the notes when taking any action or making any determination contemplated by the Security Agency Agreement. By accepting the benefits of the Security Agency Agreement, each holder of notes expressly waives and disclaims any claim or cause of action based upon any vote, decision or determination (including the giving or withholding of consent) made by the majority voting Credit Parties in accordance with the terms of the Security Agency Agreement. Bank of America, N.A., which acts as the collateral agent under the Security Agency Agreement and under the various pledge agreements, is also a voting Credit Party under the Security Agency Agreement and its interests in such capacity may conflict with the interests of the holders of the notes.

Investors should refer to the Security Agency Agreement for further information regarding the collateral subject thereto, the sharing arrangements set forth therein and the restrictions and limitations on the rights of the holders of the notes thereunder. By purchasing a note, each investor will be deemed to acknowledge that its right to share in the benefits of such collateral and participate in such sharing arrangements are limited as described above and as more fully set forth in the Security Agency Agreement.

Optional Redemption

Each series of notes will be redeemable in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 15 basis points in the case of the 2010 Notes and 25 basis points in the case of the 2015 Notes.

In each case we will pay accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (“Remaining Life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers that we appoint to act as the Independent Investment Banker from time to time.

“Reference Treasury Dealer” means each of Banc of America Securities LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and their successors, and one other firm that is a primary U.S. Government securities dealers (each a “Primary Treasury Dealer”) which we specify from time to time; provided, however, that if any of them ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to: (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities”, for the maturity corresponding to the Comparable Treasury Issue; provided that, if no maturity is within three months before or after the Remaining Life of the notes to be redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date.

Notice of redemption will be mailed at least 30 but not more than 60 days before the redemption date to each holder of record of the notes to be redeemed at its registered address. The notice of redemption for the notes will state, among other things, the amount of notes to be redeemed, the redemption date, the redemption price and the place or places that payment will be made upon presentation and surrender of notes to be redeemed. Unless we default in payment of the redemption price, interest will cease to accrue on any notes that have been called for redemption at the redemption date.

If less than all of the notes are to be redeemed, we will notify the trustee under the Indenture at least 45 days prior to the redemption date, or any shorter period as may be satisfactory to the trustee, of the aggregate principal amount of the notes to be redeemed and the redemption date. The trustee will select, in the manner as it deems fair and appropriate, the notes to be redeemed. Notes may be redeemed in part in the minimum authorized denomination for notes or in any integral multiple of such amount.

Merger, Consolidation or Sale

We may consolidate with or merge with or into another entity, or sell, lease or convey all or substantially all of our assets to another entity, provided that the following three conditions are met:

(1) After the transaction, we, or a person organized and existing under the laws of the United States or one of the fifty states, are the continuing entity. If the continuing entity is an entity other than us, that entity must also assume our payment obligations under the Indenture, as well as, the due and punctual performance and observance of all of the covenants contained in the Indenture;

(2) After giving effect to the transaction and treating any indebtedness which became an obligation of ours or any of our subsidiaries as a result of the transaction as having been incurred by us or such subsidiary at the time of such transaction, an event of default (or an event which, with notice or lapse of time or both, would become an event of default) has not occurred under the Indenture. Additionally, the transaction may not cause an event which, after notice or a lapse of time, or both, would become an event of default; and

(3) The continuing entity delivers an officer’s certificate and legal opinion covering (1) and (2) above.

Covenants

This section describes covenants we make in the notes and the Indenture for the benefit of the holders of the notes. The Second Supplemental Indenture contains covenants that are applicable to the notes and any other debt securities issued after the date of the Second Supplemental Indenture, and are described below under the caption “— Debt Covenants Contained in the Second Supplemental Indenture”. As explained below, the covenants contained in the Original Indenture, as amended by the First Supplemental Indenture, will apply to the notes, except that the covenants contained in the Original Indenture, as amended by the First Supplemental Indenture, described under the caption “— Limitations on Incurrence of Debt”, will only apply to the notes and other debt securities subsequently issued under the Indenture for so long as any of our other debt securities issued under the Indenture prior to the date of the Second Supplemental Indenture remain outstanding.

Limitations on Incurrence of Debt

As noted above, the following covenants will apply to the notes and other debt securities subsequently issued under the Indenture, but only for so long as any of our other debt securities issued under the Indenture that are currently outstanding remain outstanding. The covenants provide that we will not, and will not permit any subsidiary to, incur any Debt if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds of the additional Debt, the aggregate principal amount of all our outstanding Debt and that of our subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum (without duplication) of

(1) our Total Assets,

(2) the purchase price of any real estate assets or mortgages receivable acquired, and

(3) the amount of any securities offering proceeds received by us or any subsidiary since the end of the last calendar quarter, including those proceeds obtained in connection with the incurrence of the additional Debt.

Our Total Assets will be measured at the end of the calendar quarter covered in our annual report on Form 10-K or quarterly report on Form 10-Q, as the case may be, most recently filed with the SEC. If such filing is not permitted under the Exchange Act, we will provide this information to the trustee, prior to the incurrence of such additional Debt. To the extent that any real estate assets or mortgages had been previously included in our Total Assets, or the proceeds from a securities offering were used to purchase real estate assets, their accounting will not be duplicated.

In addition to this limitation on the incurrence of Debt, we and our subsidiaries will not allow our outstanding Debt that is secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of our property or the property of any of our subsidiaries, if the aggregate principal amount of all of our outstanding Debt and that of our subsidiaries so secured would be greater than 40% of the sum of our Total Assets, and the purchase price of real estate or mortgage receivables acquired, and proceeds from the sale of securities, determined as described above. This ratio will be measured immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds of the additional Debt. In making this calculation, we are not required to include the amount of the debt securities issued under the Indenture if the debt securities are equally and ratably secured and the mortgage, lien, charge, pledge, encumbrance or security interest securing the debt securities arises under the Security Agency Agreement described above under “— Ranking; Security and Sharing Arrangements”.

In addition to these limitations on the incurrence of Debt, no subsidiary may incur any Unsecured Debt other than intercompany Debt subordinate to the debt securities; provided, however, that we or a subsidiary may acquire an entity that becomes a subsidiary that has Unsecured Debt if the incurrence of such Debt, including any guarantees of such Debt assumed by us or any subsidiary, was not intended to evade the restrictions on incurring Unsecured Debt and the incurrence of such Debt, including any guarantees of such Debt assumed by us or any subsidiary, would otherwise be permitted under the Indenture.

We and our subsidiaries may not at any time own Total Unencumbered Assets equal to less than 150% of the aggregate outstanding principal amount of our Unsecured Debt and that of our subsidiaries on a consolidated basis.

In addition to these limitations on the incurrence of Debt, we will not, and will not permit any subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge or the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5, on a pro forma basis after giving effect the incurrence of such Debt and to the application of the proceeds therefrom, and calculated on the assumption that:

•	such Debt and any other Debt incurred by us and our subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period;

•	the repayment or retirement of any other Debt by us and our subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period, except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period;

•	in the case of acquired Debt or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and

•	in the case of any acquisition or disposition by us or our subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

For purposes of the foregoing covenants, the following definitions apply:

“Annual Service Charge” as of any date means the maximum amount which is payable in any period for interest on, and original issue discount of, our or our subsidiaries’ Debt and the amount of dividends which are payable in respect of any Disqualified Stock.

“Consolidated Income Available for Debt Service” for any period means earnings from operations (defined as net earnings, excluding gains and losses on sales of investments, net, as reflected in our consolidated financial statements), plus amounts which have been deducted, and minus amounts which have been added, for the following, without duplication:

•	interest on Debt;

•	provision for taxes based on income;

•	amortization of debt discount;

•	provisions for gains and losses on properties and property depreciation and amortization;

•	the effect of any noncash charge resulting from a change in accounting principles in determining earnings from operations for the applicable period and

•	amortization of deferred charges. “Debt” means any of our or our subsidiaries’ indebtedness, whether or not contingent, in respect of

•	borrowed money or evidenced by bonds, notes, debentures or similar instruments to the extent it appears as a liability on our consolidated balance sheet,

•	indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property that we own to the extent it appears as a liability on our consolidated balance sheet,

•	the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement to the extent it (other than a letter of credit) appears as a liability on our consolidated balance sheet,

•	the principal amount of all of our and our subsidiaries’ obligations with respect to redemption, repayment or other repurchase of any Disqualified Stock,

•	any lease of property by us or any of our subsidiaries as lessee which is reflected on our consolidated balance sheet as a capitalized lease; or

•	to the extent not otherwise included, any obligation by us or any of our subsidiaries to be liable for, or to pay, as obligor, guarantor or otherwise, other than for purposes of collection in the ordinary course of business, Debt of another person other than us or any of our subsidiaries.

“Disqualified Stock” means, with respect to any person, any capital stock of such person which by the terms of such capital stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise, (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, (ii) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the stated maturity of a series of debt securities.

“Encumbrance” means any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by us or any of our subsidiaries securing indebtedness for borrowed money, other than a Permitted Encumbrance.

“Permitted Encumbrances” means leases, Encumbrances, securing taxes, assessments and similar charges, mechanics liens and other similar Encumbrances.

“Total Assets” means as of any date means the sum of (i) Undepreciated Real Estate Assets and (ii) all of our and our subsidiaries’ other assets, but excluding accounts receivable and intangibles, determined in accordance with GAAP.

“Total Unencumbered Assets” means the sum of our and our subsidiaries’ Undepreciated Real Estate Assets and the value (determined in accordance with GAAP) of all our and our subsidiaries’ other assets, other than accounts receivable and intangibles, in each case not subject to an Encumbrance.

“Undepreciated Real Estate Assets” as of any date means the cost (original cost plus capital improvements) of our real estate assets and those of our subsidiaries, before depreciation and amortization determined on a consolidated basis in accordance with GAAP.

“Unsecured Debt” means Debt of the types described in the first, third and fourth points of the definition of Debt which is not secured by any mortgage, lien, charge, pledge or security interest of any kind upon any of or properties or those of our subsidiaries.

Debt Covenants Contained in the Second Supplemental Indenture.

The Second Supplemental Indenture contains covenants that are in addition to the covenants contained in the Original Indenture, as amended by the First Supplemental Indenture, and described in this prospectus. From and after the time that no debt securities issued pursuant to the Indenture prior to the date of the Second Supplemental Indenture remain outstanding, the covenants contained in the Second Supplemental Indenture will be the only covenants limiting our incurrence of Debt, unless the Indenture is further modified or supplemented.

The covenants contained in the Second Supplemental Indenture provide that we will not, and will not permit any subsidiary to, incur any Debt if, immediately after giving effect to the incurrence of such additional Debt and the application of the net proceeds of the additional Debt, the aggregate principal amount of all our outstanding Debt and that of our subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 65% of the sum of

(1) our Total Assets,

(2) the purchase price of any assets or mortgages receivable acquired, and

(3) the amount of any securities offering proceeds received by us or any subsidiary since the end of the last calendar quarter, including those proceeds obtained in connection with the incurrence of the additional Debt.

Our Total Assets will be measured at the end of the calendar quarter covered in our annual report on Form 10-K or quarterly report on Form 10-Q, as the case may be, most recently filed with the SEC. If such filing is not permitted under the Exchange Act, we will provide this information to the trustee, prior to the incurrence of such additional Debt. To the extent that any assets or mortgage receivables had been previously included in our Total Assets, or the proceeds from a securities offering were used to purchase assets or mortgage receivables, their accounting will not be duplicated.

In addition to this limitation on the incurrence of Debt, we and our subsidiaries will not allow our outstanding Debt that is secured by an Encumbrance to be greater than 40% of the sum (without duplication) of our Total Assets, real estate or mortgage receivables, and proceeds from the sale of securities, determined as described above. This ratio will be measured immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds of the additional Debt. In making this calculation, we are not required to include the amount of any Pari Passu Debt.

We and our subsidiaries may not at any time own Total Unencumbered Assets equal to less than 125% of the aggregate outstanding principal amount of our Unsecured Debt and that of our subsidiaries on a consolidated basis.

In addition to these limitations on the incurrence of Debt, we will not, and will not permit any subsidiary to, incur any additional Debt if the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge or the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5 to 1.0 on a pro forma basis after giving effect the incurrence of such Debt and to the application of the net proceeds therefrom, and calculated on the assumption that:

•	the additional Debt had been incurred at the beginning of the relevant period; and

•	any assets acquired, or to be acquired, with the additional Debt and projected income from those assets had been acquired at the beginning of the relevant period.

For purposes of the covenants described under this caption the following definitions apply (all other terms used but not defined have the meanings as described above under “— Limitations on Incurrence of Debt”):

“Annual Service Charge” for any period means interest expense that is recognized in our consolidated statement of earnings on, and original issue discount of, our or our subsidiaries’ Debt and the amount of dividends which are payable in respect of any Disqualified Stock.

“CDFS” means our business segment described in our annual report on Form 10-K and referred to as the “corporate distribution facilities services” or “CDFS” segment (or successor descriptions).

“Consolidated Income Available for Debt Service” for any period means earnings from our operations and from the operations of our subsidiaries before preferred share dividends determined in accordance with GAAP plus amounts which have been deducted, and minus amounts which have been added, for the following, without duplication:

•	losses (gains) from the disposition or impairment of properties that are not classified in our consolidated financial statements as (i) “gains and losses on dispositions of CDFS business assets” (or successor descriptions) (which includes dispositions of CDFS properties to property funds in which we or one of our subsidiaries maintains an interest, dispositions to third parties under build-to-suit contracts and dispositions of land); (ii) “discontinued operations — CDFS business assets” (or successor descriptions) (which includes dispositions of CDFS business properties to third parties); or (iii) gains and losses on dispositions or impairments of investments in property funds, other Unconsolidated Affiliates or intangible assets (including goodwill), in each case to the extent included in our net earnings and the net earnings of our subsidiaries;

•	losses (gains) resulting from (i) foreign currency exchange effects of settlement of intercompany Debt and mark-to-market adjustments associated with intercompany Debt between us and our foreign subsidiaries and our foreign Unconsolidated Affiliates, (ii) foreign currency effects from the remeasurement of third party Debt of our foreign subsidiaries and our foreign Unconsolidated Affiliates and (iii) mark-to-market adjustments to foreign exchange hedge contracts (or other derivatives), in each case to the extent included in our net earnings and the net earnings of our subsidiaries;

•	losses (gains) from early extinguishment of Debt;

•	excess (deficit) of redemption value over carrying value of preferred shares redeemed;

•	extraordinary losses (extraordinary gains) determined in accordance with GAAP; and

•	cumulative charges (benefits) from a change in accounting principle;

plus all amounts deducted in calculating net earnings in accordance with GAAP, for interest expense, income taxes, depreciation and amortization. The foregoing shall be adjusted accordingly to take into account our interests in our Unconsolidated Affiliates.

“Debt” means any of our or our subsidiaries’ indebtedness (without duplication), in respect of

•	money or evidenced by bonds, notes, mortgages, debentures or similar instruments, but excluding any mark-to-market increase or decrease in indebtedness due to the purchase accounting impact of corporate or portfolio acquisitions and from the remeasurement of intercompany indebtedness of our subsidiaries or Unconsolidated Affiliates, to the extent it appears as a liability on our consolidated balance sheet,

•	indebtedness secured by an Encumbrance existing on any of our property or that of any subsidiary, whether or not such obligation shall have been assumed by us or any subsidiary; provided that the amount of any Debt under this clause that has not been assumed by us or any subsidiary shall be equal to the lesser of the stated amount of such Debt or the fair market value of the property securing such Debt, in each case, to the extent it appears as a liability on our consolidated balance sheet,

•	the principal amount of all our or any of our subsidiaries’ obligations with respect to redemption, repayment or other repurchase of any Disqualified Stock,

•	any capitalized lease of property by us or any of our subsidiaries, as lessee, to the extent it appears as a liability on our consolidated balance sheet, or

•	to the extent not otherwise included, any obligation of ours or any of our subsidiaries to be liable for, or to pay, as obligor or guarantor, other than for purposes of collection in the ordinary course of business, Debt of another person other than us or any of our subsidiaries, excluding, in each case, indemnification obligations, capital contribution obligations and similar obligations that are not required to be reflected on our consolidated balance sheet.

“Debt” shall be adjusted accordingly to take into account our interests in our Unconsolidated Affiliates by eliminating that portion of Debt that is not our obligation or the obligation of our subsidiaries.

“Encumbrance” means any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by us or any of our subsidiaries securing indebtedness for borrowed money, other than a Permitted Encumbrance.

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States; provided that if the cumulative effect of changes in generally accepted accounting principles after December 31, 2004 would result in our failing to be in compliance with any of the financial covenants contained in the Indenture, but we would have been in compliance with any such financial covenant calculated in accordance with generally accepted accounting principles as applied in the preparation of our audited financial statements as at December 31, 2004 (“2004 GAAP”), then, solely for purposes of calculating such financial covenant, “GAAP” means 2004 GAAP. In the event that we are required to make any such adjustments in order to so comply with any of the financial covenants contained in the Indenture, we will, concurrently with delivery by us to the trustee of any certificate required by the Indenture as to our compliance with all conditions and covenants under the Indenture, deliver to the trustee a summary in reasonable detail of the adjustments made to our publicly filed financial statements in order to calculate such financial covenant in accordance with 2004 GAAP.

“Pari Passu Debt” means any of our or our subsidiaries’ unsubordinated Debt that is unsecured, is secured only by Encumbrances on property that secure the debt securities issued under the Indenture on an equal and ratable basis with such Debt or the debt securities provided the debt securities are equally and ratably secured.

•	“Permitted Encumbrances” means

•	pledges or deposits made to secure payment of worker’s compensation, or to participate in any fund in connection with worker’s compensation insurance, unemployment insurance, pensions, or social security programs,

•	Encumbrances consisting of zoning restrictions, easements, or other restrictions on the use of real property, provided that such items do not materially impair the use of such property for the purposes intended and none of which is violated in any material respect by existing or proposed structures or land use,

•	Encumbrances imposed by mandatory provisions of law such as for materialmen’s, mechanic’s, warehousemen’s, and other like Encumbrances arising in the ordinary course of business, securing payment of any liability whose payment is not yet due,

•	Encumbrances for taxes not yet due and payable or for taxes, assessments, and governmental charges or assessments that are being contested in good faith by appropriate proceedings diligently conducted,

•	Encumbrances on properties where we or the applicable subsidiary is insured against such Encumbrances by title insurance or other similar arrangements,

•	Encumbrances securing assessments or charges payable to a property owner association or similar entity, which assessments are not yet due and payable or are being contested in good faith by appropriate proceedings diligently conducted,

•	Encumbrances securing assessment bonds and similar facilities district bonds so long as we or the applicable subsidiary is not in material default under the terms thereof,

•	Encumbrances granted to us by any of our subsidiaries,

•	leases to tenants of space in properties that are entered into in the ordinary course of business,

•	any netting or set-off arrangement entered into by us or any of our subsidiaries in the normal course of its banking arrangements for the purpose of netting debit and credit balances, or any set-off arrangement which arises by operation of law as a result of us or any of our subsidiaries opening a bank account,

•	any title transfer or retention of title arrangement entered into by us or any of our subsidiaries in the normal course of its trading activities on the counterparty’s standard or usual terms,

•	Encumbrances over goods and documents of title to goods arising out of letter of credit transactions entered into in the ordinary course of business, and

•	any Encumbrance which secures the Pari Passu Debt.

“Total Assets” as of any date means the sum of total assets, before accumulated depreciation and amortization, as reflected on our consolidated balance sheet for such date adjusted accordingly to take into account our interests in our Unconsolidated Affiliates by eliminating that portion of assets that are not our or our subsidiaries assets, and “property management and other property fund fees” set forth in our most recent consolidated financial statements for the four fiscal quarters immediately preceding the relevant determination divided by 0.08.

“Total Unencumbered Assets” means Total Assets, determined on a basis not including any assets that are subject to an Encumbrance.

“Unconsolidated Affiliate” means any entity in which we, directly or indirectly, hold an ownership interest, the operations and results of which are not consolidated in our financial statements included in our annual report on Form 10-K or quarterly report on Form 10-Q or any entity in which we, directly or indirectly, hold a 50% or less equity ownership interest notwithstanding that the operations and results of that entity are consolidated with our operations and results in our financial statements included in our annual report on Form 10-K or quarterly report on Form 10-Q.

“Unsecured Debt” means Debt, including Pari Passu Debt, which is not otherwise secured by an Encumbrance upon any of our or our subsidiaries’ properties.

Existence

Except as permitted under “— Merger, Consolidation or Sale”, we will do or cause to be done all things necessary to preserve and keep in full force and effect our and our subsidiaries’ existence, rights, both charter and statutory, and franchises; provided, however, that we will not be required to preserve any right or franchise if we determine that the preservation of the right or franchise is no longer desirable in the conduct of our business and that the loss of the right or franchise is not disadvantageous in any material respect to the holders of the notes.

Maintenance of Properties

We will cause all of our properties used or useful in the conduct of our business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements of our properties, all as in our judgment may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that we and our subsidiaries shall not be prevented from selling or otherwise disposing for value our properties in the ordinary course of business.

Insurance

We will, and will cause each of our subsidiaries to, keep all of our insurable properties insured against loss or damage at least equal to their then full insurable value with financially sound and reputable insurance companies.

Payment of Taxes and Other Claims

We will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, all taxes, assessments and governmental charges levied or imposed upon us or any subsidiary or upon our income, profits or property or any subsidiary and all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property or any subsidiary; provided, however, that we will not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings

Provision of Financial Information

Whether or not we are subject to Section 13 or 15(d) of the Exchange Act, we will file with the SEC, to the extent permitted under the Exchange Act, the annual reports, quarterly reports and other documents which we would have been required to file with the SEC pursuant to Section 13 or 15(d) if we were so subject. We will file the documents with the SEC on or prior to the respective filing dates by which we would have been required so to file the documents if we were so subject. We will also in any event within 15 days of each required filing date transmit to all holders of debt securities, as their names and addresses appear in the security register, without cost to such holders, copies of the annual reports and quarterly reports which we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject to Section 13 or 15(d). Additionally, we will provide the trustee with copies of the annual reports, quarterly reports and other documents which we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject to such sections. If filing the documents by us with the SEC is not permitted under the Exchange Act, we will promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder.

Events of Default, Notice and Waiver

The Indenture provides that the following events are events of default with respect to any series of debt securities issued pursuant to it:

(1) default in the payment of any installment of interest or additional amounts payable on any debt security of such series which continues for 30 days;

(2) default in the payment of the principal, or premium or make-whole amount, if any, on, any debt security of such series at its maturity or redemption date;

(3) default in making any sinking fund payment as required for any debt security of such series;

(4) default in the performance of any other of our covenants contained in the Indenture, other than a covenant added to the Indenture solely for the benefit of another series of debt securities issued under the Indenture, which continues for 60 days after written notice as provided in the Indenture;

(5) default in the payment of an aggregate principal amount exceeding $10,000,000 ($50,000,000 with respect to debt securities issued after the date of the Second Supplemental Indenture, including the notes, after such time as any debt securities issued under the Indenture that are currently outstanding are no longer outstanding) under any bond, note or other evidence of indebtedness or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured (or any such indebtedness of any of our subsidiaries, which we have guaranteed), such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled within 10 days after written notice as provided in the Indenture;

(6) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against us or any of our subsidiaries in an aggregate amount, excluding amounts fully covered by insurance, in excess of $10,000,000 ($50,000,000 with respect to debt securities issued after the date of the Second Supplemental Indenture, including the notes, after such time as any debt securities issued under the Indenture that are currently outstanding are no longer outstanding) and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount, excluding amounts fully covered by insurance, in excess of $10,000,000 ($50,000,000 with respect to debt securities issued after the date of the Second Supplemental Indenture, including the notes, after such time as any debt securities issued under the Indenture that are currently outstanding are no longer outstanding) for a period of 30 consecutive days;

(7) events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee for us or any significant subsidiary or for all or substantially all of our or our significant subsidiary’s property; and

(8) any other event of default provided with respect to a particular series of debt securities.

The term significant subsidiary means each of our significant subsidiaries, as defined in Regulation S-X promulgated under the Securities Act.

If an event of default under the Indenture with respect to notes occurs and is continuing, then in every such case, unless the principal of all of the notes shall already have become due and payable, the trustee or the holders of not less than 25% in principal amount of notes may declare the principal and the make-whole amount on the notes to be due and payable immediately by written notice to us that payment of the notes is due, and to the trustee if given by the holders. However, at any time after such a declaration of acceleration with respect to notes has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of not less than a majority in principal amount of the notes may rescind and annul such declaration and its consequences if we shall have deposited with the trustee all required payments of the principal of, and premium or make-whole amount and interest, on the notes, plus fees, expenses, disbursements and advances of the trustee and all events of default, other than the nonpayment of accelerated principal, and the make-whole amount or interest, with respect to notes have been cured or waived as provided in the Indenture. The Indenture also provides that the holders of not less than a majority in principal amount of the notes may waive any past default with respect to such series and its consequences, except a default in the payment of the principal of, or premium or make-whole amount or interest payable on the notes or in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security affected the proposed modification or amendment.

The trustee is required to give notice to the holders of the notes within 90 days of a default under the Indenture; provided, however, that the trustee may withhold notice to the holders of the notes of any default with respect to such series, except a default in the payment of the principal of, or premium or make-whole amount, if any, or interest payable on the notes if the responsible officers of the trustee consider such withholding to be in the interest of such holders.

The Indenture provides that no holders of the notes may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy which the Indenture provides, except in the case of failure of the trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding notes, as well as an offer of reasonable indemnity. This provision will not prevent, however, any holder of the notes from instituting suit for the enforcement of payment of the principal of, and premium or make-whole amount, interest on the notes at the due date of the notes.

Subject to provisions in the Indenture relating to its duties in case of default, the trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holders of the notes then outstanding under the Indenture, unless such holders shall have offered to the trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee. However, the trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of the notes not joining in the proceeding.

Within 120 days after the close of each fiscal year, we must deliver to the trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status of the default.

Modification of the Indenture

Modifications and amendments of the Indenture may be made with the consent of the holders of not less than a majority in principal amount of all outstanding notes of the series which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each note affected by the modification or amendment:

(1) change the stated maturity of the principal of, or premium or make-whole amount, or any installment of principal of or interest payable, on the note;

(2) reduce the principal amount of, or the rate or amount of interest on, or any premium or make-whole amount payable on redemption of, the note, or reduce the amount of principal of or make-whole amount that would be due and payable upon declaration of acceleration of the maturity of the note or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of the note;

(3) change the place of payment, or the coin or currency for payment of principal of, or premium or make-whole amount, if any, or interest on, the note

(4) impair the right to institute suit for the enforcement of any payment on or with respect to the note;

(5) reduce the above-stated percentage of outstanding notes of that series necessary to modify or amend the Indenture, to waive compliance with a provisions of the notes of that series or defaults and consequences under the Indenture or to reduce the quorum or voting requirements set forth in the Indenture; or

(6) modify any of the provisions relating to modification of the Indenture or any of the provisions relating to the waiver of past defaults or covenants, except to increase the required percentage to effect such action or to provide that other provisions may not be modified or waived without the consent of the holder of the note.

The holders of not less than a majority in principal amount of outstanding notes of a series have the right to waive our compliance with covenants in the Indenture.

Modifications and amendments of the Indenture may be made by us and the trustee without the consent of any holder of the notes for any of the following purposes:

(1) to evidence the succession of another person to us as obligor under the Indenture;

(2) to add to our covenants for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon us in the Indenture;

(3) to add events of default for the benefit of the holders of all or any series of debt securities;

(4) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize terms of, debt securities in bearer form, or to permit or facilitate the issuance of debt securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the debt securities of any series in any material respect;

(5) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no debt securities outstanding of any series created prior to such change which are entitled to the benefit of such provision;

(6) to secure the debt securities;

(7) to establish the form or terms of debt securities of any series and any related coupons;

(8) to provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trust under the Indenture by more than one trustee;

(9) to cure any ambiguity, defect or inconsistency in the Indenture or to make any other changes, provided that in each case, such action shall not adversely affect the interests of holders of debt securities of any series in any material respect;

(10) to close the Indenture with respect to the authentication and delivery of additional series of debt securities or to qualify, or maintain qualification of, the Indenture under the Trust Indenture Act;

(11) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such debt securities, provided that such action shall not adversely affect the interests of the holders of the debt securities of any series in any material respect.

The Indenture provides that in determining whether the holders of the requisite principal amount of outstanding debt securities of a series have given any request, demand, authorization, direction, notice, consent or waiver under the Indenture or whether a quorum is present at a meeting of holders of debt securities, debt securities owned by us or any other obligor upon the debt securities or any affiliate of ours or of such other obligor shall be disregarded.

The Indenture contains provisions for convening meetings of the holders of notes of a series. A meeting may be called at any time by the trustee, and also, upon request, by us or the holders of at least 10% in principal amount of the notes of that series, in any such case upon notice given as provided in the Indenture.

Except for any consent that must be given by the holder of note affected by modifications and amendments of the Indenture, any resolution presented at a meeting or at an adjourned meeting duly reconvened, at which a quorum is present, may be adopted by the affirmative vote of the holders of a majority in principal amount of the notes of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding notes of that series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding notes of that series. Any resolution passed or decision taken at any meeting of holders of notes of a series duly held in accordance with the Indenture will be binding on all holders of notes of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding notes of that series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding notes of a series, the persons holding or representing such specified percentage in principal amount of the outstanding notes of such a series will constitute a quorum.

Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of holders of notes of a series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding debt securities affected by the action, or of the holders of such series and one or more additional series:

(1) there shall be no minimum quorum requirement for such meeting, and

(2) the principal amount of the outstanding debt securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture.

Any request, demand, authorization, direction, notice, consent, waiver or other action provided by the Indenture to be given or taken by a specified percentage in principal amount of the holders of any or all series of debt securities may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such specified percentage of holders in person or by agent duly appointed in writing; and, except as otherwise expressly provided in the Indenture, such action shall become effective when such instrument or instruments are delivered to the trustee. Proof of execution of any instrument or of a writing appointing any such agent shall be sufficient for any purpose of the Indenture and, subject to the Indenture provisions relating to the appointment of any such agent, conclusive in favor of the trustee and us, if made in the manner specified above.

Discharge, Defeasance and Covenant Defeasance

We may discharge various obligations to holders of notes that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year, or that are scheduled for redemption within one year. The discharge will be completed by irrevocably depositing with the trustee the funds needed to pay the principal, any make-whole amounts, and interest payable to the date of deposit or to the date of maturity or redemption, as the case may be.

We may take either of the following actions with respect to notes:

(1) We may elect to defease and be discharged from any and all obligations with respect to notes. However, we would continue to register the transfer or exchange of the notes. Additionally, we would remain responsible for replacing temporary, mutilated, destroyed, lost or stolen notes, for maintaining an office or agency in respect of the notes and for holding moneys for payment in trust.

(2) We may elect to effect covenant defeasance and be released from our obligations to fulfill the covenants contained under the heading “— Covenants” in this prospectus. Once, we have made this election, any omission to comply with these obligations shall not constitute a default or an event of default with respect to the notes of the series that we have elected to effect covenant defeasance.

In either case, we must irrevocably deposit the needed funds in trust, with the trustee, as described above.

The trust may only be established if, among other things, we have delivered an opinion of counsel to the trustee. The opinion of counsel shall state that the holders of the notes of the series for which defeasance or covenant defeasance has been elected will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. The opinion of counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture.

All payments of principal of, and premium or any make-whole amount and interest on the notes shall be made in United States dollars.

In the event we effect covenant defeasance with respect to the notes of a series and the notes of that series are declared due and payable because of the occurrence of any event of default, other than the events of default that would no longer be applicable because of the covenant defeasance or an event of default triggered by an event of bankruptcy or other insolvency proceeding, the amount of funds on deposit with the trustee, will be sufficient to pay amounts due on the notes of that series at the time of their stated maturity, but may not be sufficient to pay amounts due on the notes of that series at the time of the acceleration resulting from the event of default. However, we would remain liable to make payment of the amounts due at the time of acceleration.

Registration and Transfer

Subject to limitations imposed upon notes issued in book-entry form, the notes will be exchangeable for other notes of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such notes at the corporate trust office of the trustee referred to above. In addition, subject to the limitations imposed upon notes issued in book-entry form, the notes of a series may be surrendered for conversion or registration of transfer of the security at the corporate trust office of the trustee referred to above. Every note surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any note, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. We may at any time designate a transfer agent, in addition to the trustee, with respect to the notes. If we have designated such a transfer agent or transfer agents, we may at any time rescind the designation of any such transfer agent or approve a change in the location at which any such transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the notes.

Neither we nor the trustee shall be required to

(1) issue, register the transfer of or exchange notes of a series during a period beginning at the opening of business 15 days before any selection of a series of notes to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; or

(2) register the transfer of or exchange any note, or portion of a note, called for redemption, except the unredeemed portion of any note being redeemed in part.

Form and Denominations

Global Notes

We will issue each series of notes in the form of one or more global notes (which we refer to as the Global Notes) registered in the name of Cede & Co., as nominee of DTC. Each Global Note will be issued:

•	only in fully registered form; and

•	without interest coupons.

You may hold your beneficial interests in the Global Notes directly through DTC if you have an account at DTC, or indirectly through organizations that have accounts at DTC.

What is a Global Note? A Global Note is a special type of indirectly held security in the form of a certificate held by a depository for the investors in a particular issue of securities. Since we choose to issue the notes in the form of a Global Note, the ultimate beneficial owners can only be indirect holders. We do this by requiring that the Global Notes be registered in the name of a financial institution we select and by requiring that the notes included in the Global Notes not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the Global Notes is called the “Depository”. Any person wishing to own a note must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the Depository. In the case of the notes, DTC will act as the Depository and Cede & Co. will act as its nominee.

Except as described below, each Global Note may be transferred, in whole and not in part, only to DTC, to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes will be represented, and transfers of such beneficial interests will be made, through accounts of financial institutions acting on behalf of beneficial owners either directly as account holders, or indirectly through account holders, at DTC. Beneficial interests will be in minimum denominations of $2,000 and integral multiples of $1,000.

Special Investor Considerations for the Global Notes. As an indirect holder, an investor’s rights relating to the Global Notes will be governed by the account rules of the investor’s financial institution and of the Depository, DTC, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of notes and instead deal only with DTC, the Depository that holds the Global Notes.

An investor should be aware that because the notes are issued only in the form of Global Notes:

•	The investor cannot get notes registered in his or her own name.

•	The investor cannot receive physical certificates for his or her interest in the notes.

•	The investor will be a “street name” holder and must look to his or her own bank or broker for payments on the notes and protection of his or her legal rights relating to the notes.

•	The investor may not be able to sell interests in the notes to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

•	DTC’s policies will govern payments, transfers, exchanges and other matters relating to the investor’s interest in the Global Notes. We and the trustee have no responsibility for any aspect of DTC’s actions or for its records of ownership interests in the Global Notes. We and the trustee also do not supervise DTC in any way.

Exchanges Among the Global Notes

Transfers by an owner of a beneficial interest in the Rule 144A Global Note to a transferee who takes delivery of such interest through the Regulation S Global Note, whether before or after the expiration of the Distribution Compliance Period, will be made only upon receipt by the trustee of a certification from the transferor to the effect that such transfer is being made in accordance with Regulation S or (if available) Rule 144 under the Securities Act and that, if such transfer is being made prior to the expiration of the Distribution Compliance Period, the interest transferred will be held immediately thereafter through Euroclear or Clearstream.

Any beneficial interest in one of the Global Notes that is transferred to a person who takes delivery in the form of an interest in another Global Note will, upon transfer, cease to be an interest in such Global Note and become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in such other Global Note for as long as it remains such an interest.

Certain Book-Entry Procedures for the Global Notes

The descriptions of the operations and procedures of DTC, Euroclear and Clearstream set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. Neither we nor the initial purchasers take any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

DTC was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s participants include securities brokers and dealers (including one or more of the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the “Indirect Participants”) that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or Indirect Participants.

Clearstream.  Clearstream is incorporated under the laws of the Grand Duchy of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

Distributions with respect to debt securities held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures to the extent received by the U.S. Depositary for Clearstream.

Euroclear.  Euroclear was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is regulated and examined by the Belgian Banking Commission.

DTC has advised us that it is:

(1) a limited-purpose trust company organized under the New York State Banking Law;

(2) a “banking organization” within the meaning of the New York State Banking Law;

(3) a member of the Federal Reserve System;

(4) a “clearing corporation” within the meaning of the New York Uniform Commercial Code, as amended; and

(5) a “clearing agency” registered pursuant to Section 17A of the Exchange Act.

We expect that pursuant to procedures established by DTC (1) upon deposit of each Global Note, DTC will credit the accounts of participants designated by the initial purchasers with an interest in the Global Note and (2) ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of participants) and the records of participants and the Indirect Participants (with respect to the interests of persons other than participants).

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a Global Note to such persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a Global Note to pledge or transfer such interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the Global Note for all purposes under the Indenture. Owners of beneficial interests in a Global Note will not be entitled to have notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee thereunder. Accordingly, each holder owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such holder is not a participant or an Indirect Participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights of a holder of notes under the Indenture or such Global Note. We understand that under existing industry practice, in the event that we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of such Global Note, is entitled to take, DTC would authorize the participants to take such action and the participants would authorize holders owning through such participants to take such action or would otherwise act upon the instruction of such holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such notes.

Payments with respect to the principal of, and premium, if any, additional interest, if any, and interest on, any notes represented by a Global Note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the Global Note representing such notes under the Indenture. Under the terms of the Indenture, we and the trustee may treat the persons in whose names the notes, including the Global Notes, are registered as the owners hereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a Global Note (including principal, premium, if any, additional interest, if any, and interest). Payments by the participants and the Indirect Participants to the owners of beneficial interests in a Global Note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants or the Indirect Participants and DTC.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures. Subject to compliance with the transfer restrictions applicable to the notes, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels, Belgium time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to DTC to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Definitive Notes

A Global Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if

(1) DTC (a) notifies the issuer that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act, and in each cash the issuer fails to appoint a successor depositary;

(2) the issuer, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there shall have occurred and be continuing a default or event of default with respect to the notes.

In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Exercise of Legal Rights under the Notes

Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to persons who are registered as holders of notes. We do not have any direct obligations to you, as a beneficial holder, so long as the notes are issued in the form of Global Notes, or if we issue definitive notes, if you hold in “street name” or by other indirect means. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a “street name” customer but does not do so.

So long as you hold a beneficial interest in the Global Notes or if we should issue definitive notes and you hold them in “street name”, you should check with the institution through which you hold your beneficial interest to find out, among other things:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle voting if ever required;

•	whether and how you can instruct it to send you notes registered in your own name so you can be a direct holder as described below; and

•	how it would pursue rights under the notes if there were a default or other event triggering the need for holders to act to protect their interests.

Payment and Paying Agents

The trustee will make payments of principal of, and interest and any premium on, the Global Notes to Cede & Co., the nominee for DTC, as the registered owner. The principal of, and interest and any premium on, the Global Notes will be payable in immediately available funds in U.S. dollars.

We understand that it is DTC’s current practice, upon DTC’s receipt of any payment of principal of, or any interest or premium on, global securities such as the Global Notes, to credit the accounts of DTC account holders with payment in amounts proportionate to their respective beneficial interests in the principal amount of a Global Note as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in a Global Note held through these participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name”.

Neither we nor the trustee will have any responsibility or liability for any aspect of DTC’s or its participants’ records relating to, or payments made on account of, beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.

“Street name” and other owners of beneficial interests in the Global Notes should consult their banks or brokers for information on how they will receive payments.

Same-Day Settlement and Payment

Settlement for the notes will be made by the purchasers in immediately available funds. All payments of principal and interest will be made by us in immediately available funds or the equivalent, so long as DTC continues to make its Same-Day Funds Settlement System available to us.

No Personal Liability

No past, present or future trustee, officer, employee or shareholder of ours or any successor to us shall have any liability for any of our obligations under the debt securities or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting the notes waives and releases all such liability. The waiver and release are part of the consideration for the issue of the notes.

Trustee

The Indenture provides that there may be more than one trustee, each with respect to one or more series of debt securities. Any trustee under the Indenture may resign or be removed with respect to one or more series of debt securities, and a successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as trustee with respect to different series of debt securities, each such trustee shall be a trustee of a trust under the Indenture separate and apart from the trust administered by any other trustee. Except as otherwise indicated in this prospectus, any action described in this prospectus to be taken by the trustee may be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee under the Indenture.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

The following summary describes, in the case of U.S. holders, the material U.S. federal income tax consequences and, in the case of, non-U.S. holders, the material U.S. federal income and estate tax consequences, of the exchange of notes for exchange notes, and the ownership and disposition of the exchange notes but does not purport to be a complete analysis of all the potential tax considerations relating thereto. We have based this summary on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury Regulations promulgated or proposed thereunder, or the Treasury Regulations, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis, or to different interpretation. This summary applies to you only if you are an initial purchaser of the notes who acquires the notes at their original issue price within the meaning of Section 1273 of the Code and holds the notes and exchange notes as capital assets. A capital asset is generally an asset held for investment rather than as inventory or as property used in a trade or business. This summary does not discuss all of the aspects of U.S. federal income and estate taxation which may be relevant to investors in light of their particular investment or other circumstances. This summary also does not discuss the particular tax consequences that might be relevant to you if you are subject to special rules under the federal income tax laws. Special rules apply, for example, if you are:

•	a bank, thrift, insurance company, regulated investment company, or other financial institution or financial service company;

•	a broker or dealer in securities or foreign currency;

•	a U.S. person that has a functional currency other than the U.S. dollar;

•	a partnership or other flow-through entity;

•	a subchapter S corporation;

•	a person subject to alternative minimum tax;

•	a person who owns the notes or exchange notes as part of a straddle, hedging transaction, constructive sale transaction or other risk-reduction transaction;

•	a tax-exempt entity;

•	a person who has ceased to be a U.S. citizen or to be taxed as a resident alien; or

•	a person who holds the notes or exchange notes in connection with your employment or other performance of services.

In addition, the following summary does not address all possible tax consequences. In particular, except as specifically provided, it does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax consequences. We have not sought a ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. For all these reasons, we urge you to consult with your tax advisor about the U.S. federal income tax and other tax consequences of the exchange of notes for exchange notes and the ownership and disposition of the exchange notes.

INVESTORS IN THE NOTES AND THE EXCHANGE NOTES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTIONS OR UNDER ANY APPLICABLE TAX TREATY.

Exchange Offer

The exchange of a note for an exchange note pursuant to the exchange offer will not result in a taxable exchange to you. Accordingly, as a result of the exchange offer,

•	you will not recognize gain or loss upon receipt of an exchange note;

•	the adjusted tax basis of the exchange note you receive will be the same as your adjusted tax basis in the note exchanged therefor; and

•	the holding period of the exchange note you receive will include your holding period of the note exchanged therefor.

The exchange offer will have no U.S. federal income tax consequences for you if you do not participate in the exchange offer.

U.S. Holders

As explained below, the U.S. federal income tax consequences of owning and disposing of the exchange notes depend on whether or not you are a U.S. Holder. For purposes of this summary, you are a U.S. Holder if you are beneficial owner of the exchange notes and for U.S. federal income tax purposes are:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury Regulations;

•	an estate the income of which is subject to federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust;

and if your status as a U.S. Holder is not overridden under the provisions of an applicable tax treaty.

If a partnership holds the exchange notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in such a partnership, you should consult your tax advisor.

Payment of Interest.  All of the exchange notes bear interest at a stated fixed rate. You generally must include this stated interest in your gross income as ordinary interest income:

•	when you receive it, if you use the cash method of accounting for U.S. federal income tax purposes; or

•	when it accrues, if you use the accrual method of accounting for U.S. federal income tax purposes.

Sale, Exchange or Redemption of Exchange Notes.  You generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of the exchange notes measured by the difference between (i) the amount of cash proceeds and the fair market value of any property you receive (except to the extent attributable to accrued interest income not previously included in income, which will generally be taxable as ordinary income, or attributable to accrued interest previously included in income, which amount may be received without generating further income), and (ii) your adjusted tax basis in the exchange notes. Your adjusted tax basis in a exchange note generally will equal your cost of the exchange note, less any principal payments received by you. Gain or loss on the disposition of exchange notes will generally be capital gain or loss and will be long-term gain or loss if the exchange notes have been held for more than one year at the time of such disposition. The deductibility of capital losses is subject to limitations. You should consult your tax advisor regarding the treatment of capital gains and losses.

Information Reporting and Backup Withholding Tax.  In general, information reporting requirements will apply to payments to certain noncorporate U.S. Holders of principal and interest on a exchange note and the proceeds of the sale of a exchange note. If you are a U.S. Holder, you may be subject to backup withholding when you receive interest with respect to the exchange notes, or when you receive proceeds upon the sale, exchange, redemption, retirement or other disposition of the exchange notes. The backup withholding rate currently is 28%. In general, you can avoid this backup withholding by properly executing under penalties of perjury an IRS Form W-9 or substantially similar form that provides:

•	your correct taxpayer identification number; and

•	a certification that (a) you are exempt from backup withholding because you are a corporation or come within another enumerated exempt category, (b) you have not been notified by the IRS that you are subject to backup withholding, or (c) you have been notified by the IRS that you are no longer subject to backup withholding.

If you do not provide your correct taxpayer identification number on the IRS Form W-9 or substantially similar form, you may be subject to penalties imposed by the IRS in a timely manner.

Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

Amounts withheld are generally not an additional tax and may be refunded or credited against your federal income tax liability, provided you furnish the required information to the IRS.

We will report to the U.S. Holders of exchange notes and to the IRS the amount of any “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Non-U.S. Holders

As used herein, the term, “Non-U.S. Holder” means any beneficial owner of a exchange note that is not a U.S. Holder or an entity or arrangement classified as a partnership for U.S. federal income tax purposes.

Payment of Interest.  Generally, subject to the discussion of backup withholding below, if you are a Non-U.S. Holder, interest income that is not effectively connected with the conduct of a U.S. trade or business will not be subject to a U.S. withholding tax under the “portfolio interest exemption” provided that:

•	you do not actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote;

•	you are not a controlled foreign corporation related to us actually or constructively through stock ownership;

•	you are not a bank which acquired the exchange notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•	either (a) you provide a Form W-8BEN (or a suitable substitute form) signed under penalties of perjury that includes your name and address and certifies as to your Non- U.S. Holder status, or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, provides a statement to us or our agent under penalties of perjury in which it certifies that a Form W-8BEN or W-8IMY (or a suitable substitute form) has been received by it from you or a qualifying intermediary and furnishes us or our agent with a copy of such form.

Treasury regulations provide alternative methods for satisfying the certification requirement described in the paragraph above. These regulations may require a Non-U.S. Holder that provides an IRS form, or that claims the benefit of an income tax treaty, to also provide its U.S. taxpayer identification number.

Interest on exchange notes not exempted from U.S. withholding tax as described above and not effectively connected with the conduct of a U.S. trade or business generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax. We may be required to report annually to the IRS and to each Non-U.S. Holder the amount of interest paid to, and the tax withheld, if any, with respect to, each Non-U.S. Holder.

Except to the extent that an applicable treaty otherwise provides, generally you will be taxed in the same manner as a U.S. Holder with respect to interest if the interest income is effectively connected with your conduct of a U.S. trade or business. If you are a corporate Non-U.S. Holder, you may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it may not be subject to withholding tax if you deliver proper documentation.

To claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a U.S. trade or business, the Non-U.S. Holder must provide a properly executed Form W-8BEN or W-8ECI, respectively. Under the Treasury Regulations, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided in the Treasury Regulations for payments through qualified intermediaries. Prospective investors should consult their tax advisors regarding the effect, if any, of the Treasury Regulations.

Sale, Exchange or Redemption of Exchange Notes.  If you are a Non-U.S. Holder of a exchange note, generally you will not be subject to the U.S. federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of the exchange note, unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business;

•	you are an individual and are present in the United States for a period or periods aggregating 183 days or more during taxable year (as determined under the Internal Revenue Code) of the disposition and certain other conditions are met; or

•	you are subject to tax pursuant to the provisions of the Code applicable to certain U.S. expatriates.

Death of a Non-U.S. Holder.  If you are an individual Non-U.S. Holder and you hold a exchange note at the time of your death, it will not be includable in your gross estate for U.S. estate tax purposes, provided that you do not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and provided that, at the time of death, payments with respect to such exchange note would not have been effectively connected with your conduct of a trade or business within the United States.

Information Reporting and Backup Withholding Tax.  If you are a Non-U.S. Holder, U.S. information reporting requirements and backup withholding tax will not apply to payments of interest on a exchange note if you provide the statement described under the heading “— Non-U.S. Holders — Payment of Interest,” provided that the payor does not have actual knowledge that you are a U.S. person.

Information reporting will not apply to any payment of the proceeds of the sale of a exchange note effected outside the United States by a foreign office of a “broker” (as defined in applicable Treasury Regulations), unless such broker:

(i) is a U.S. person;

(ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

(iii) is a controlled foreign corporation for U.S. federal income tax purposes; or

(iv) is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interests in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business.

Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (i), (ii), (iii) or (iv) of the preceding sentence will be subject to information reporting requirements unless such broker has documentary evidence in its records that you are a Non-U.S. Holder and certain other conditions are met, or you otherwise establish an exemption. However, under such circumstances, Treasury Regulations provide that such payments are not subject to backup withholding. Payment of the proceeds of any such sale to or through the U.S. office of a broker is subject to information reporting and backup withholding requirements, unless you provide the statement described under the heading “— Non-U.S. Holders — Payment of Interest” or otherwise establish an exemption.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account as a result of market-making activities or other trading activities in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities.

We will receive no proceeds in connection with the exchange offer or any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions:

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the new notes; or

•	a combination of these methods of resale,

at market prices prevailing at the time of resale, at prices related to prevailing market prices, or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers that may receive compensation in the form of commissions or concessions from the broker-dealers or the purchasers of any new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

VALIDITY OF THE NOTES

The validity of the notes offered hereby will be passed upon on our behalf by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements and related financial statement schedule of ProLogis as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005 and ProLogis management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

With respect to the unaudited interim financial information of ProLogis for the periods ended March 31, 2006 and 2005, incorporated by reference herein, the independent registered public accounting firm has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in ProLogis’ quarterly report on Form 10-Q for the quarter ended March 31, 2006, incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the“1933 Act”) for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the 1933 Act.

The audited historical financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Catellus Development Corporation included on pages 2 and 3 of Exhibit 99.2 of ProLogis’ Current Report on Form 8-K dated September 20, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We “incorporate by reference” in this prospectus information filed by us with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this document or incorporated by reference subsequent to the date of this document as described below.

We incorporate by reference the documents listed below previously filed by us with the SEC. They contain important information about the companies and their financial condition.

•	Our annual report on Form 10-K for the year ended December 31, 2005, filed on March 16, 2006;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2006, filed on May 10, 2006;

•	Our periodic reports on Form 8-K filed on September 20, 2005, January 10, 2006, March 13, 2006, March 17, 2006, March 21, 2006, March 27, 2006, April 6, 2006, and June 2, 2006.

In addition, we also incorporate by reference additional documents that we may file with the SEC in the future until we complete this offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K. Because we are incorporating future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated herein by reference.

Documents incorporated by reference are available from us without charge, excluding any exhibits or schedules to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from us at the following address:

ProLogis
Attention: Investor Relations
4545 Airport Way
Denver, Colorado 80239
(303) 567-5000

WHERE YOU CAN FIND MORE INFORMATION

This prospectus contain summaries and other information that we believe are accurate as of the date hereof with respect to specific terms of specific documents, but you should refer to the actual documents (copies of which will be made to prospective purchasers upon request to us) for complete information with respect to those documents. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete. Where reference is made to the particular provisions of a contract or other document, the provisions are qualified in all respects by reference to all of the provisions of the contract or other document. Industry and company data are approximate and reflect rounding in certain cases.

We file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following location of the SEC:

Public Reference Room
100 F Street NE, Room 1580
Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street NE, Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers, like ProLogis, who file electronically with the SEC. The address of the site is http://www.sec.gov.

You should also be able to inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10004.